
10012847



InnerWorkings™

MANAGED PRINT & PROMOTIONAL SOLUTIONS

2009 ANNUAL REPORT

THE POWER OF OUR PEOPLE

CREATIVE, CONSULTATIVE AND COMMITTED TO QUALITY AND VALUE


2009 FISCAL YEAR HIGHLIGHTS

REVENUE — FYE: December 31


Compound Annual Growth Rate of
88% from 2002 to 2009
REVENUE ($ MILLIONS)
$500
$400
$300
$200
$100
$0
$5.0
$16.2
$38.9
$76.9
$160.5
$288.4
$419.0
$400.4
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

While revenues were down slightly in 2009 InnerWorkings generated in excess of $400 million in revenue for the second consecutive year.

ENTERPRISE CLIENT GROWTH


ENTERPRISE CLIENTS
200
175
150
125
100
75
50
25
0
92
116
143
172
FY06
FY07
FY08
FY09

Enterprise growth remained strong in 2009 with the addition of 30 new major clients during the year.

OPERATING MARGINS


OPERATING INCOME % OF REVENUE
4
3
2
1
0
SG&A % OF REVENUE
23
22
21
20
19
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Operating Income % of Revenue
SG&A % of Revenue

INCREASED PRESENCE AT CLIENT LOCATIONS


ON-SITE EMPLOYEES
80
70
60
50
40
30
20
10
0
20
28
54
77
FY06
FY07
FY08
FY09

At the end of 2009, we had 77 of our talented professionals located directly on-site at our clients' locations on a full-time basis.


"Make no mistake about it, print is still a massive market by any measure – well over $100 billion per year in the U.S. alone – and it will remain so for many years to come...the opportunity in front of us remains huge."

LETTER FROM THE CEO

My Fellow Shareholders,

It will come as no surprise that the Company's performance in 2009 delivered contrasting results. On the one hand our earnings and return to shareholders fell short of expectations. On the other, we were able to nearly offset a 25% decline in same customer revenue amidst an extraordinary economic downturn by achieving excellent results in our enterprise business. We successfully signed several of the largest enterprise agreements in the Company's history and grew our market share significantly. The management team is proud of these accomplishments, yet we are keenly focused on the future. So, as we held strong to our commitment to execute day in and day out for our clients in 2009, we also worked diligently to develop and implement a revamped strategy with the goal of returning the Company to its historical growth trajectory and operating margins.

Let me put some context around that strategy.

Since launching the company in 2001, InnerWorkings' success has been primarily driven by one growth engine at a time: transactional sales (project based work for small and mid-sized companies), enterprise contracts (large scale print outsourcing relationships with Fortune 2000 corporations) or M&A. Our new strategic plan lays the groundwork for a single, coordinated growth effort by executing on all three areas simultaneously.

Today our enterprise business is strong and we will continue to build on our recent successes in this area. On the transactional side of the business we recently launched an inside sales group as well as a new web-based platform for direct print sales to end users via the phone and Internet. We're also actively recruiting top flight, independent print-brokers with existing transactional accounts to add to our sales team. We believe these initiatives will significantly help drive our transactional business going forward. And lastly, on the M&A front, 2010 will see the Company return to the market after a quiet 2009 with a focus on potential small tuck-in acquisitions with attractive ROIC. This deliberate and disciplined approach to M&A will complement our enterprise strategy and our new plan for transactional sales.

There remains a lot of noise in the marketplace about the condition of our end markets. For years the pundits have been claiming that new media and the Internet will be the death knell for print. While some content has indeed migrated online, this has affected very few of the product categories that InnerWorkings provides for its clients. Make no mistake about it, print is still a massive market by any measure – well over $100 billion per year in the U.S. alone – and it will remain so for many years to come.

With less than 2% of all print buying in the U.S. currently running through a print management channel the opportunity in front of us remains huge and we believe that we have only just begun to scratch the surface. Going forward we expect to continue gaining market share at a rapid clip by maintaining a laser focus on our customers, executing on our growth strategy and ensuring that the Company is well positioned to capitalize on new opportunities to create shareholder value.

I want to thank the nearly 700 employees of InnerWorkings for their continued efforts on behalf of our customers. This year we have included the names of every InnerWorkings employee on the cover of this annual report as further recognition of a great effort on everyone's part during a difficult year. We certainly couldn't have achieved what we did without them and I am proud to work with such a talented and passionate group. I would also like to thank our supplier partners for their ongoing support and of course our clients for providing us the opportunity to help them operate more efficiently on a daily basis and ultimately achieve their overall objectives.

And I would like to extend a special thanks to our shareholders for their continued commitment and support. We expect 2010 to be a great year and are eagerly looking forward to the opportunity to deliver increased shareholder value.

My regards,



Eric Belcher – President and Chief Executive Officer



2009 AT A GLANCE

» Generated $51.6 million of revenue from new accounts for the year, exceeding the Company's 2009 goal of $50 million

» Increased the number of enterprise clients by 30 during 2009 to 172 total

» Grew the number of InnerWorkings employees based on-site with our customers to 77 from 54 in 2008

» Generated operating cash flow of $14.2 million, up 17 percent year over year

2009 CEO CIRCLE AWARD WINNERS

» Michelle Carmody
» Joe Cetti
» Tony Collins
» Sandy Evans
» Sharon Farr
» Brent Gruel
» Sheri Hamaguchi
» Brandon Jens
» Joanna Key
» Scott Mumey
» Sue Sotelo
» Lon Weise

The InnerWorkings CEO Circle Award is granted to employees who have achieved outstanding results for their clients or team.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 000-52170

INNERWORKINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-5997364**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

600 West Chicago Avenue, Suite 850
Chicago, Illinois 60654
Phone: (312) 642-3700

(Address (including zip code) and telephone number (including area code) of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.0001 par value	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2009, the last business day of the registrant's most recent completed second quarter, was $142,400,217 (based on the closing sale price of the registrant's common stock on that date as reported on the Nasdaq Global Market).

As of March 4, 2010, the registrant had 45,628,685 shares of common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file with the Securities and Exchange Commission a proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2009. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 10-K to "InnerWorkings, Inc.," "InnerWorkings," the "Company," "we," "us" or "our" are to InnerWorkings, Inc., a Delaware corporation, and its subsidiaries.

Certain statements in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements involve a number of risks, uncertainties and other factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors which could materially affect such forward-looking statements can be found in the section entitled "Risk Factors" in Part 1, Item 1A and Part I, Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. Investors are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date hereof and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Our Company

We are a leading provider of managed print and promotional procurement solutions to corporate clients across a wide range of industries. We combine the talent of our employees with our proprietary technology, extensive supplier base and domain expertise to procure, manage and deliver printed products as part of a comprehensive outsourced enterprise solution. Our technology is designed to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain to obtain favorable pricing and to deliver high-quality products and services for our clients.

Our proprietary software applications and database, PPM4™, create a fully-integrated solution that stores, analyzes and tracks the production capabilities of our supplier network, as well as quote and price data for print jobs. As a result, we believe PPM4™ contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. We leverage our technology to match our print jobs with suppliers that are optimally suited to meet the client's needs at a highly competitive price.

Through our supplier base of over 8,000 suppliers, we offer a full range of print, fulfillment and logistics services that allow us to procure printed products on virtually any substrate. The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill all of the print procurement needs of our clients. By leveraging our technology platform, our clients are able to reduce overhead costs, redeploy internal resources and obtain favorable pricing and service terms. In addition, our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide-basis provides our clients with greater visibility and control of their print expenditures.

We generate revenue by procuring and purchasing printed products from our suppliers and selling those products to our clients. We procure printed products for clients across a wide range of industries, such as advertising, consumer products, publishing and retail. Our clients fall into two categories, enterprise and transactional. We enter into arrangements with our enterprise clients to provide some, or substantially all, of their printed products, typically on a recurring basis. We provide printed products to our transactional clients on an order-by-order basis. For the year ended December 31, 2009, enterprise and transactional clients accounted for 66% and 34% of our revenue, respectively. For the year ended December 31, 2008, enterprise and transactional clients accounted for 64% and 36% of our revenue, respectively. For the year ended December 31, 2007, enterprise and transactional clients accounted for 62% and 38% of our revenue, respectively.

We were formed in 2001, commenced operations in 2002 and converted from a limited liability company to a Delaware corporation in January 2006. Our corporate headquarters are located in Chicago, Illinois. For the year ended December 31, 2009, we served over 5,000 clients. We have increased our revenue from $5.0 million in 2002 to $400.4 million in 2009, representing a compound annual growth rate of 88.0%.

Industry Overview

Our business of providing print procurement solutions intersects two large and growing industries, commercial printing and business process outsourcing, or BPO. The North American commercial print markets have estimated revenues of approximately $170.0 billion each year. The print industry includes the following product categories:

- direct mail and other direct marketing materials;
- basic business printing, including business forms, stationery and business cards;
- promotional printing, which includes brochures, direct mail and catalogs;
- publications, including magazines, books and directories;
- bill of material printing, which consists of customized packaging, labels and other shipping materials;
- promotional products, such as t-shirts, calendars and advertisements;
- warehousing, pick and pack distribution and print on demand; and
- multimedia, including CDs and DVDs.

In addition, the U.S. print industry is highly fragmented, with an estimated 36,600 printing plants. The traditional process of procuring, designing and producing a print order requires extensive collaboration by printers, designers, brokers and other middlemen and is often highly inefficient for the customer, who typically pays a mark-up at each intermediate stage of the supply chain. Print procurement is often dispersed across several areas of a business enterprise, including sales, marketing, communications and finance.

To become more competitive, many businesses seek to focus on core competencies and outsource non-core business functions, such as print procurement. The National Association of Procurement Managers ranked print procurement as the third most significant resource procurement outsourcing opportunity for U.S. businesses. According to International Data Corporation, a market intelligence firm, the worldwide market for BPO was estimated to reach $641.2 billion by 2009, representing a compound annual growth rate of 10.9% from 2005 to 2009. Consolidating all print activities across the organization represents an opportunity to reduce total print expenditure and decrease the number of vendors in the print supply chain. Applying software and database technology to manage the print procurement process also provides for enhanced tracking and auditing capabilities.

In recent years, the print industry has been impacted by developments in technology, including enhanced output capacity of printing presses and increased utilization of Internet-based communications and digital printing. These developments have lowered barriers to entry and reduced the utilization of printing presses. As a result, the print industry has historically experienced significant excess manufacturing capacity and the market for printed products has become increasingly commoditized. As developments in technology enable more print companies to provide a broad range of products and services, there are fewer opportunities for print vendors to charge premium prices based on product and service differentiation.

We seek to capitalize on the trends impacting the commercial print industry and the movement towards increased outsourcing of non-core business functions by leveraging our propriety technology, expansive database, extensive supplier network and purchasing power.

Our Solution

Utilizing our proprietary technology and database, we are able to create a competitive bid process to procure, purchase and deliver printed products to our clients. Our supplier base of over 8,000 suppliers offers a wide variety of printed products and a full range of print, fulfillment and logistics services.

Our print procurement software seeks to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain. We believe that the most competitive price bids we obtain from our suppliers are submitted by the suppliers with the most unused capacity. We utilize our technology and a competitive bid process to:

- greatly increase the number of suppliers that our clients can efficiently access;
- obtain favorable pricing and deliver high quality products and services for our clients; and
- aggregate our purchasing power.

Our proprietary software applications and database, PPM4™, streamline the print procurement process for our clients by eliminating inefficiencies within the traditional print supply chain and expediting production. However, our technology cannot manage all of the variables associated with procuring a print job, which often involves extensive collaboration among numerous parties. Effective management of the procurement process requires that dedicated and experienced personnel work closely with both clients and print suppliers. Our account executives and procurement managers perform that critical function.

Account executives act as the primary sales staff to our clients. Procurement managers manage the entire print procurement process for our clients to ensure timely and accurate delivery of the finished product. For each print job we receive, a procurement manager uses our technology to gather print specifications, solicit bids from the optimal suppliers, establish pricing with the client, manage print production and purchase and coordinate the delivery of the finished product.

Each client is assigned an account executive and procurement manager, who develop contacts with client personnel responsible for authorizing and making print purchases. Our largest clients often are assigned multiple procurement managers. In certain cases, our procurement managers function on-site at the client. In other cases, we designate an employee of the client to function as our procurement manager and reimburse the client for the employee's compensation costs. Whether on-site or off-site, a procurement manager functions as a virtual employee of the client. As of December 31, 2009, we had approximately 250 procurement managers, including 77 procurement managers working on-site at our clients.

Although our clients fall into two categories, enterprise and transactional, the procurement process for each client category is substantially similar. A typical print job moves through our solution in ten steps.

Step 1—Gather specifications. After the account executive or procurement manager identifies a sale opportunity, a procurement manager discusses the details and timeline for the print job with the client. PPM4™ automatically generates a customized data entry screen based on the type of printed product and guides the procurement manager to enter the required job specifications.

Step 2—Select appropriate suppliers. Based on the historical transaction data and supplier capability information contained in our database, PPM4™ can generate a list of applicable suppliers within our extensive network with the most efficient equipment profiles to produce the job. The procurement manager may select suppliers from this list, select suppliers suggested by the client, or select suppliers based on experience. Our technology also enables the procurement manager to disaggregate the job into its component parts and put each part out for competitive bid in order to generate additional savings for the client. After selecting the list of optimal suppliers, the procurement manager electronically transfers the job specifications into an e-mail or e-fax in the form of a request for proposal and sends it to those suppliers.

Step 3—Receive bids from suppliers. The selected suppliers respond to our request for proposal by submitting bids to us. Upon receipt, the procurement manager enters the bid information into our database and generates a report that details and sorts the bids by cost, quality and logistical considerations.

Step 4—Compare bids to proprietary data. The procurement manager can use PPM4™ to compare the bids received from the suppliers to similar transactions in our database. If the current bids deviate from the competitive price range suggested by this data in a manner that is unfavorable to our client, the procurement manager uses our data to negotiate more favorable pricing with the selected suppliers or re-submits the specifications to different suppliers.

Step 5—Submit quote to client. The procurement manager works with the account executive to prepare a price quote for the print job. The account executive submits the quote to the client, specifying the total cost to the client for the printed product and the timing and delivery terms.

Step 6—Execute quote and produce order. The client accepts the quote by executing it and returning a signed copy to us. The procurement manager uses PPM4™ to automatically convert the quote into a print order. The print order is sent by e-mail or e-fax to the approved supplier or suppliers for execution. We are now contractually obligated to provide the product to our client and the supplier or suppliers are contractually obligated to provide the product to us. The supplier begins the print process.

Step 7—Manage order process. The completion of the print process is managed by the procurement manager through a checklist of dates, milestones and deliverables that is monitored electronically. PPM4™ generates automatic reminders to ensure the product is properly produced in accordance with the client's specifications and timeline.

Step 8—Perform final quality control check. Prior to production of the entire order quantity, the supplier submits a contract proof of the finished product to the client and procurement manager for approval. Upon written approval of the proof by the client, the supplier prints the finished product.

Step 9—Deliver finished product. Upon order completion, we purchase the finished product from the supplier and coordinate delivery to the destination specified by the client.

Step 10—Generate and reconcile invoices. Upon shipment of the finished product, the supplier issues an invoice to us for the cost of the job and our technology automatically converts the quote executed by our client into an invoice that we issue to the client. PPM4™ reconciles the supplier's invoice to the print order to ensure that the supplier adhered to the pricing and other terms set forth in the print order.

The duration of this ten-step process varies based on the type of printed product. For example, this process may take less than 24 hours for limited quantities of a four-page brochure, but last over one month for a large point of purchase display order.

We regularly request that our clients complete a customer scorecard, which allows them to rate us and our suppliers based on product quality, customer service and overall satisfaction. The data contained in these scorecards is stored in our database and used by our procurement managers during the supplier selection process.

Our Proprietary Technology

PPM4™ is a fully-integrated, proprietary solution that stores equipment profiles for our supplier network and price data for jobs we quote and execute, which allows us to match print jobs with the suppliers in our network that are optimally suited to produce the job at a highly competitive price. Our technology also allows us to efficiently manage the critical aspects of the print procurement process, including gathering job specifications, identifying suppliers, establishing pricing, managing print production and coordinating purchase and delivery of the finished product.

Our database stores the production capabilities of our supplier network, as well as price and quote data for bids we receive and transactions we execute. As a result, we believe PPM4™ contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. Our procurement managers use this data to discover excess print manufacturing capacity, select optimal suppliers, negotiate favorable pricing and efficiently procure high-quality products and services for our clients.

With each new print job process, we collect and store additional data in our proprietary database. As the number of print jobs we complete increases, our database further enhances our competitive position and our ability to obtain favorable pricing for our clients.

We believe PPM4™ allows us to procure print more efficiently than traditional manual or semi-automated systems used by many printers and print brokers in the marketplace. PPM4™ includes the following features:

- *PPM4Caster* Our proprietary database provides real-time cost estimates for potential print jobs within our major product categories based upon the historical data we have collected from print jobs with similar specifications. These estimates are used by our account executives during the sales process and procurement managers to compare bids and negotiate favorable pricing. Some of our largest suppliers have provided us with pricing tables covering specific product categories, which have also enhanced our ability to discover competitive pricing.
- *Customized order management.* PPM4™ automatically generates customized data entry screens based on product type and guides the procurement manager to enter the required job specifications. For example, if a procurement manager selects "envelope" in the product field, the screen will automatically prompt the procurement manager to specify the size, paper type, window size and placement and display style.
- *Cost management.* PPM4™ reconciles supplier invoices to executed print orders to ensure the supplier adhered to the pricing and other terms contained in the print order. In addition, it includes checks and balances that allow us to monitor important financial indicators relating to a print order, such as projected gross margin and significant job alterations.
- *Standardized reporting.* Our solution generates transaction reports that contain quote, supplier capability, price and customer service information regarding the print jobs the client has completed with us. These reports can be customized, sorted and searched based on a specified time period or the type of printed product, price or supplier. In addition, the reports give our clients insight into their print spend for each individual print job and on an enterprise-wide basis, which allows the client to track the amounts it spends on printed paper, print, productions and logistics.
- *Task-tracking.* Our solution creates a work order checklist that sends e-mail reminders to our procurement managers regarding the time elapsed between certain milestones and the completion of specified deliverables. These automated notifications enable our procurement managers to focus on more critical aspects of the print process and eliminate delays.
- *Open architecture.* PPM4™ allows us to integrate clients and suppliers into our solution. Some of our larger clients have limited, secure access to our database, which they can use to directly access their transaction data.
- *Historical price baseline.* Some of our larger clients have provided us with pricing data for print jobs they completed before they began to use our solution. For these clients, PPM4™ automatically compares our current price for a print job to the price obtained by the client for a comparable historical job, which enables us to demonstrate on an ongoing basis the cost savings we provide.

We have also created customized Internet-based stores, which we refer to as IW stores, for certain of our clients that allow them to order pre-selected products, such as personalized business stationery, marketing brochures and promotional products, through an automated ordering process with viewable and variable PDF capabilities.

Our Clients

We procure printed products for corporate clients across a wide range of industries, such as advertising, consumer products, publishing and retail. Our clients also include printers that outsource jobs to us because they do not have the requisite capabilities or capacity to complete an order. For the year ended December 31, 2009, we served over 5,000 clients through 8,000 suppliers. For the years ended December 31, 2008 and 2009, our largest customer accounted for 9% and 8% of our revenue, respectively. Revenue from our top-ten clients accounted for 33% and 30% of our revenue in 2008 and 2009, respectively.

We generate revenue by procuring and purchasing printed products from our suppliers and selling those products to our clients. Our clients fall into two categories, enterprise and transactional. We enter into contracts with our enterprise clients to provide some or substantially all of their printed products, typically on a recurring basis. Our contracts with our enterprise clients generally have an open-ended term with a termination right upon advance notice ranging from 90 days to twelve months. For the years ended December 31, 2007, 2008 and 2009, enterprise clients accounted for 62%, 64% and 66% of our revenue, respectively. We provide printed products to our transactional clients on an order-by-order basis. For the years ended December 31, 2007, 2008 and 2009, transactional clients accounted for 38%, 36% and 34% of our revenue, respectively.

As part of our growth strategy, we seek to expand our base of transactional clients by hiring account executives, or acquiring groups of them, with established client relationships. We also aim to sell our enterprise solution to our transactional clients to capture a greater portion of their recurring print expenditures.

Our Products and Services

We offer a full range of print, fulfillment and logistics services in over 60 different print categories, which allows us to procure printed products on virtually any substrate. The printed products we procure for our clients may be printed with any of the eight major types of printing, which include offset sheet-fed, web offset, digital offset, letterpress, screen printing, waterless, flexography and gravure, as well as several forms of specialty printing.

Our major products include:

direct mail pieces	CDs/DVDs	posters	postcards
books	promotional products	newsletters	stickers
brochures	annual reports	billboards	bags
catalogues	envelopes	playing cards	magnets
point-of-purchase	labels	binders	warehousing
displays	calendars	apparel	pick and pack
magazines	folders	games	distribution
packaging	gift cards	stationery	print on demand
store fixtures	signage	business and automobile wraps	

We offer a comprehensive range of fulfillment and logistics services, such as kitting and assembly, inventory management and pre-sorting postage. These services are often essential to the completion of the finished product. For example, we assemble multi-level direct mailings, insurance benefits packages and coupons and promotional incentives that are included with credit card and bank statements. We also provide creative services, including copywriting, graphics and website design, identity work and marketing collateral development, and pre-media services, such as image and print-ready page processing and proofing capabilities.

We agree to provide our clients with products that conform with the industry standard of a "commercially reasonable quality" and our suppliers in turn agree to provide us with products of the same quality. The quotes we execute with our clients include customary provisions that limit the amount of our liability for product defects. To date, we have not experienced significant claims or liabilities relating to defective products.

Our Supplier Network

Our supplier base of over 8,000 suppliers includes printers, graphic designers, paper mills and merchants, digital imaging companies, specialty binders, finishing and engraving firms and fulfillment and distribution centers.

These suppliers have been selected from among thousands of potential suppliers worldwide based on their ability to effectively serve our clients on the basis of price, quality and customer service. We direct requests for proposal from our clients to potential suppliers based on historical pricing data, quality control rankings and geographic proximity to a client or other criteria specified by our clients.

In 2009, our top-ten suppliers accounted for approximately 13% of our cost of goods sold and no supplier accounted for over 2% of our cost of goods sold. As of December 31, 2009, a majority of our top-100 suppliers had executed supply and service agreements with us. These agreements have an open-ended term with a termination right on 60 days prior written notice and contain non-solicitation provisions that prohibit the supplier from soliciting any client for which the supplier has executed a print order for a specified period, generally 24 months, after the expiration of the agreement. Our contractual relationship with the remaining suppliers in our network is governed solely by any print orders we execute with those suppliers on an order-by-order basis.

We have established a quality control program that is designed to ensure that we deliver high-quality printed products and services to our clients through the suppliers in our network. As part of this program, we train our procurement managers to accurately gather job specifications and create a checklist to ensure that each item in the print order has been approved by the client. In addition, we regularly request that our clients complete customer scorecards, which are stored in our database and converted into quality control reports. These quality control reports are accessible to our procurement managers through PPM4™ and are used during the supplier selection process. Our quality control standards are designed to ensure that our clients receive high quality printed products regardless of the supplier that prints the product.

Sales and Marketing

Our account executives sell our print procurement services to corporate clients. As of December 31, 2009, we had 295 account executives. Our agreements with our account executives require them to market and sell print procurement services for us on an exclusive basis and contain non-compete and non-solicitation provisions that apply during and for a specified period after the term of their service.

We expect to continue our growth by recruiting and retaining highly qualified account executives and providing them with the tools to be successful in the marketplace. There are a large number of print sales representatives in North America and we believe that we will be able to identify qualified account executives from this pool of individuals. Candidates are recruited through Internet postings, advertisements in industry publications, industry event attendance, internet research, referrals and word-of-mouth networking. We also expect to augment our sales force through selective acquisitions of print service businesses, including print brokers that include experienced sales personnel with established client relationships.

We believe that we offer account executives an attractive opportunity in the print industry because they can utilize our vast supplier network, proprietary pricing data and customized order management solution to sell to their clients virtually any printed product at a highly competitive price. In addition, the diverse production and service capabilities of the suppliers in our network provide our account executives the opportunity to deliver a more complete product and service offering to their clients. We believe we can better attract and retain experienced account executives than our competitors because of the breadth of products offered by our supplier network.

To date, we have been successful in attracting and retaining qualified account executives. As of December 31, 2009, our account executives had an average of over 15 years of sales experience in the print industry, which in certain cases included employment as sales representatives for some of the largest printers in the United States. The integration process consists of training with our sales management, as well as access to a variety of sales and educational resources that are available on our Intranet. Because the account executives we hire generally have significant sales experience, they can begin marketing our services after limited training on our model and systems.

Competition

We operate in the print industry and several print-related industries, including paper and pulp, graphics art and digital imaging and fulfillment and logistics. As a result, we compete on some level with virtually every company that is involved in printing, from printers to graphic designers, pre-press firms, paper manufacturers and fulfillment companies.

Our primary competitors are printers that employ traditional methods of marketing and selling their printed materials. The printers with which we compete generally own and operate their own printing equipment and typically serve clients only within the specific product categories and print types that their equipment produces.

Some of these printers, such as Quad/Graphics, Workflow/Relizon and R.R. Donnelley, have larger client bases and significantly more resources than we do.

We also compete with print distributors and brokers. These competitors generally do not own or operate printing equipment, and typically work with a limited number of suppliers and have minimal financial investment in the quality of the products produced for their clients. Our industry experience indicates that several of these competitors, such as Williams Lea, Cirqit and NewlineNoosh, offer print procurement services or enterprise software applications for the print industry.

The principal elements of competition in print procurement are price, product quality, customer service and reliability. Although we believe our business delivers products and services on competitive terms, our business and the print procurement industry are relatively new and are evolving rapidly. Print buyers may prefer to utilize the traditional services offered by the printers with whom we compete. Alternatively, some of these printers may elect to compete with us directly by offering print procurement services or enterprise software applications, and their well-established client relationships industry knowledge, brand recognition, financial and marketing capabilities, technical resources and pricing flexibility may provide them with a competitive advantage over us.

Intellectual Property

We rely primarily on a combination of copyright, trademark and trade secret laws as well as restrictions and patents to protect our intellectual property rights. As of December 31, 2009, we have been issued one US Patent and have eight patent applications pending related to our proprietary sourcing methods. We expect to apply for additional patents in the future. We also protect our proprietary technology through confidentiality and non-disclosure agreements with our employees and independent contractors.

Our IT infrastructure provides a high level of security for our proprietary database. The storage system for our proprietary data is designed to ensure that power and hardware failures do not result in the loss of critical data. The proprietary data is protected from unauthorized access through a combination of physical and logical security measures, including firewalls, antivirus software, anti-spy software, password encryption and physical security, with access limited to authorized IT personnel. In addition to our security infrastructure, our system is backed up and stored in a redundant location daily to prevent the loss of our proprietary data due to catastrophic failures or natural disasters. We test our IT recovery ability semi-annually to verify that we can recover our business critical systems in a timely fashion.

Employees

As of December 31, 2009, we had 667 employees and independent contractors, consisting of 122 corporate and operational staff, 250 procurement managers and 295 account executives. We consider our employee relations to be strong.

Our Website

Our website is *http://www.inwk.com*. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and any amendments to those reports, filed with or furnished to the Securities and Exchange Commission. We make these reports available through our website as soon as reasonably practicable after our electronic filing of such materials with, or the furnishing of them to, the Securities and Exchange Commission. Additionally, all of our filings may be read or copied at the Securities and Exchange Commission's Public Reference Room at 100F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet website *(http://www.sec.gov)* that contains reports, proxy and information statements and other information regarding issuers that file electronically.

The information contained on our website is not a part of this report and shall not be deemed incorporated by reference into this Annual Report on Form 10-K or any other public filing made by us with the Securities and Exchange Commission.

Item 1A. *Risk Factors*

Set forth below are certain risk factors that could harm our business, results of operations and financial condition. You should carefully read the following risk factors, together with the financial statements, related notes and other information contained in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that contain risks and uncertainties. Please refer to the discussion of "forward-looking statements" on page one of this Annual Report on Form 10-K in connection with your consideration of the risk factors and other important factors that may affect future results described below.

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and other information contained in this Annual Report on Form 10-K before you decide to buy our common stock. Our business, financial condition and operating results may suffer if any of the following risks are realized. If any of these risks or uncertainties occur, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business

Competition could substantially impair our business and our operating results.

We operate in the print industry and several print-related industries, including paper and pulp, graphics art and digital imaging and fulfillment and logistics. Competition in these industries is intense. Our primary competitors are printers that employ traditional methods of marketing and selling their printed materials. Many of these printers, such as Quad/Graphics, Workflow/Relizon and R.R. Donnelley, have larger client bases and significantly more resources than we do. Print buyers may prefer to utilize the traditional services offered by the printers with whom we compete. Alternatively, some of these printers may elect to offer outsourced print procurement services or enterprise software applications, and their well-established client relationships, industry knowledge, brand recognition, financial and marketing capabilities, technical resources and pricing flexibility may provide them with a competitive advantage over us.

We also compete with a number of print suppliers, distributors and brokers. Several of these competitors, such as Williams Lea, Cirqit, Workflow/Relizon and Newline/Noosh, offer outsourced print procurement services or enterprise software applications for the print industry. These competitors, or new competitors that enter the market, may also offer print procurement services similar to and competitive with or superior to our current or proposed offerings and achieve greater market acceptance. In addition, a software solution and database similar to PPM4™ could be created over time by a competitor with sufficient financial resources and comparable experience in the print industry. If our competitors are able to offer comparable services, we could lose clients, and our market share could decline.

Our competitors may also establish cooperative relationships to increase their ability to address client needs. Increased competition may lead to revenue reductions, reduced gross margins or a loss of market share, any one of which could harm our business and our operating results.

If our services do not achieve widespread commercial acceptance, our business will suffer.

Most companies currently coordinate the procurement and management of their print orders with their own employees using a combination of telephone, facsimile, e-mail and the Internet. Growth in the demand for our services depends on the adoption of our outsourcing model for print procurement services. We may not be able to persuade prospective clients to change their traditional print management processes. Our business could suffer if our services are not accepted or are not perceived by the marketplace to be effective or valuable.

If our suppliers do not meet our needs or expectations, or those of our clients, our business would suffer.

The success of our business depends to a large extent on our relationships with our clients and our reputation for high quality printed products and print procurement services. We do not own printing presses or other printing equipment. Instead, we rely on third-party suppliers to deliver the printed products and services that we provide to our clients. As a result, we do not directly control the manufacturing of the products or the services provided by our suppliers. If our suppliers do not meet our needs or expectations, or those of our clients, our professional reputation may be damaged, our business would be harmed and we could be subject to legal liability.

A significant portion of our revenue is derived from a relatively limited number of large clients and any loss of, or decrease in sales to, these clients could harm our results of operations.

A significant portion of our revenue is derived from a relatively limited number of large clients. Revenue from our top-ten clients accounted for 41%, 33% and 30% of our revenue during the years ended December 31, 2007, 2008 and 2009, respectively. Our largest client accounted for 12%, 9% and 8% of our revenue in 2007, 2008 and 2009, respectively. We are likely to continue to experience ongoing client concentration, particularly if we are successful in attracting large enterprise clients. Moreover, there may be a loss or reduction in business from one or more of our large clients. It is also possible that revenue from these clients, either individually or as a group, may not reach or exceed historical levels in any future period. The loss or significant reduction of business from our major clients would adversely affect our results of operations.

A significant or prolonged economic downturn, or a dramatic decline in the demand for printed products, could adversely affect our revenues and results of operations.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity and cyclicality in the industries and markets that they serve. Certain of our products are sold to industries, including the advertising, retail, housing, financial and pharmaceutical industries, that experience significant fluctuations in demand based on general economic conditions, cyclicality and other factors beyond our control. Continued economic stagnation or another economic downturn could result in a reduction of the marketing budgets of our clients or a decrease in the number of print jobs that our clients order from us. Reduced demand from one of these industries or markets could adversely affect our revenues, operating income and profitability.

A decrease in the number of our suppliers could adversely affect our business.

In 2009, our top-ten suppliers accounted for approximately 13% of the products we sold, and no supplier accounted for over 2% of our products sold. We expect to continue to rely on these suppliers to fulfill a substantial portion of our print orders in the future. These suppliers are not contractually required to continue to accept orders from us. If production capacity at a significant number of these suppliers becomes unavailable, we will be required to use fewer suppliers, which could significantly limit our ability to serve our clients on competitive terms. In addition, we rely on price bids provided by our suppliers to populate our database. If the number of our suppliers decreases significantly, we will not be able to obtain sufficient pricing information for PPM4™, which could affect our ability to obtain favorable pricing for our clients.

If we are unable to expand the number of our account executives, or if a significant number of our account executives leave InnerWorkings, our ability to increase our revenues could be negatively impacted.

Our ability to expand our business will depend largely on our ability to attract additional account executives with established client relationships. Competition for qualified account executives can be intense and we may be unable to hire such persons. Any difficulties we experience in expanding the number of our account executives could have a negative impact on our ability to expand our client base, increase our revenue and continue our growth.

In addition, we must retain our current account executives and properly incentivize them to obtain new clients and maintain existing client relationships. If a significant number of our account executives leave InnerWorkings and take their clients with them, our revenue could be negatively impacted. We have entered into non-compete agreements with our account executives to mitigate this risk, but we may need to litigate to enforce our rights under these agreements, which could be time-consuming, expensive and ineffective. A significant increase in the turnover rate among our current account executives could also increase our recruiting costs and decrease our operating efficiency and productivity, which could lead to a decline in the demand for our services.

If we are unable to expand our enterprise client base, our revenue growth rate may be negatively impacted.

As part of our growth strategy, we seek to attract new enterprise clients and migrate our transactional client relationships into enterprise engagements under long-term contracts. If we are unable to attract new enterprise clients or expand our relationships with our existing transactional clients, our ability to grow our business will be hindered.

Many of our clients may terminate their relationship with us on short notice and with no penalties or limited penalties.

Our transactional clients, which accounted for approximately 38%, 36% and 34% of our revenue in 2007, 2008 and 2009, respectively, typically use our services on an order-by-order basis rather than under long-term contracts. These clients have no obligation to continue using our services and may stop purchasing from us at any time. We have entered into contracts with our enterprise clients, which accounted for approximately 62%, 64% and 66% of our revenue in 2007, 2008 and 2009, respectively, that generally have an open-ended duration. Most of these contracts, however, do not impose minimum purchase or volume requirements, and typically permit the clients to terminate our engagements on prior notice ranging from 90 days to 12 months with limited or no penalties.

The volume and type of services we provide our clients may vary from year to year and could be reduced if a client were to change its outsourcing or print procurement strategy. If a significant number of our transactional or enterprise clients elect to terminate or not to renew their engagements with us, or if the volume of their print orders decreases, our business, operating results and financial condition could suffer.

There are risks that our acquisitions could disrupt our business and harm our financial condition. These risks include:

- problems with integrating the operations and technologies of our acquired companies with our business;
- distraction and diversion of management time and attention from our existing core business;
- inability to retain business relationships with the customers of our acquired companies; and
- inability to retain key employees of our acquired companies.

We may not be able to develop or implement new systems, procedures and controls that are required to support the anticipated growth in our operations.

Our revenues increased from $5.0 million in 2002 to $400.4 million in 2009, representing a compound annual growth rate of 88.0%. Between January 1, 2002 and December 31, 2009, the number of our employees and independent contractors increased from 21 to 667. Continued growth could place a significant strain on our ability to:

- recruit, motivate and retain qualified account executives, procurement managers and management personnel;
- preserve our culture, values and entrepreneurial environment;
- develop and improve our internal administrative infrastructure and execution standards; and
- maintain high levels of client satisfaction.

To manage our growth, we must implement and maintain proper operational and financial controls and systems. Further, we will need to manage our relationships with various clients and suppliers. We cannot give any assurance that we will be able to develop and implement, on a timely basis, the systems, procedures and controls required to support the growth in our operations or effectively manage our relationships with various clients and suppliers. If we are unable to manage our growth, our business, operating results and financial condition could be adversely affected.

A decrease in levels of excess capacity in the U.S. commercial print industry could have an adverse impact on our business.

We believe that for the past several years the U.S. commercial print industry has experienced significant levels of excess capacity. Our business seeks to capitalize on imbalances between supply and demand in the print industry by obtaining favorable pricing terms from suppliers in our network through a competitive bid process. Reduced excess capacity in the print industry generally and in our supplier network specifically could have an adverse impact on our ability to execute our business strategy and on our business results and growth prospects.

Our inability to protect our intellectual property rights may impair our competitive position.

If we fail to protect our intellectual property rights adequately, our competitors could replicate our proprietary technology in order to offer similar services and harm our competitive position. We rely on a combination of trademark and trade secret laws and confidentiality and nondisclosure agreements to protect our proprietary technology. We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our rights or imitate or duplicate our services or methodologies, including PPM4™. We may need to litigate to enforce our intellectual property rights or determine the validity and scope of the rights of others. Any such litigation could be time-consuming and costly.

If we are unable to maintain PPM4™, demand for our services and our revenues could decrease.

We rely heavily on PPM4™ to procure printed products for our clients. To keep pace with changing technologies and client demands, we must correctly interpret and address market trends and enhance the features and functionality of our technology in response to these trends, which may lead to significant research and development costs. We may be unable to accurately determine the needs of print buyers or the trends in the print industry or to design and implement the appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue.

In addition, we must protect our systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events. Any software or hardware damage or failure that causes interruption or an increase in response time of PPM4™ could reduce client satisfaction and decrease usage of our services.

If the key members of our management team do not remain with us in the future, our business, operating results and financial condition could be adversely affected.

Our future success will depend to a significant extent on the continued services of Eric Belcher, our President and Chief Executive Officer, Joseph Busky, our Chief Financial Officer, Jan Sevcik, our Chief Information Officer, and Jonathan Shean, our Senior Vice President of Operations. The loss of the services of any of these individuals could adversely affect our business, operating results and financial condition and could divert other senior management time in searching for their replacements.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the significant regulatory oversight and reporting obligations under federal securities laws. In particular, these obligations require substantial attention from our senior management and divert its attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

Because many of the members of our management team have been employed with us for a short period of time, we cannot be certain that they will be able to manage our business successfully.

We are dependent on our management team for our business to be successful. Many of our key management personnel have been employed by us for less than three years. Therefore, we cannot be certain that we will be able to allocate responsibilities appropriately and that the new members of our management team will succeed in their roles. Our inability to integrate members of our current management team with our business model would make it difficult for us to manage our business successfully and to pursue our growth strategy.

Our business is subject to seasonal sales fluctuations, which could result in volatility or have an adverse effect on the market price of our common stock.

Our business is subject to some degree of sales seasonality. Historically, the percentage of our annual revenue earned during the third and fourth fiscal quarters has been higher due, in part, to a greater number of print orders in anticipation of the year-end holiday season. If our business continues to experience seasonality, we may incur significant additional expenses during our third and fourth quarters, including additional staffing expenses. Consequently, if we were to experience lower than expected revenue during any future third or fourth quarter, whether from a general decline in economic conditions or other factors beyond our control, our expenses may not be offset, which would have a disproportionate impact on our operating results and financial condition for that year.

Price fluctuations in raw materials costs could adversely affect the margins on our print orders.

The print industry relies on a constant supply of various raw materials, including paper and ink. Prices within the print industry are directly affected by the cost of paper, which is purchased in a price sensitive market that has historically exhibited price and demand cyclicality. Prices are also affected by the cost of ink. Our profit margin and profitability are largely a function of the rates that our suppliers charge us compared to the rates that we charge our clients. If our suppliers increase the price of our print orders, and we are not able to find suitable or alternative suppliers, our profit margin may decline.

If any of our products causes damages or injuries, we may experience product liability claims.

Clients and third parties who claim to suffer damages or an injury caused by our products may bring lawsuits against us. Defending lawsuits arising out of any of the products we provide to our clients could be costly and absorb substantial amounts of management attention, which could adversely affect our financial performance. A significant product liability judgment against us could harm our reputation and business.

If any of our key clients fails to pay for our services, our profitability would be negatively impacted.

We take full title and risk of loss for the printed products we procure from our suppliers. Our obligation to pay our suppliers is not contingent upon receipt of payment from our clients. In 2007, 2008 and 2009, our revenue was $288.4 million, $419.0 million and $400.4 million, respectively, and our top-ten clients accounted for 41%, 33% and 30%, respectively, of such revenue. If any of our key clients fails to pay for our services, our profitability would be negatively impacted.

We may not be able to identify suitable acquisition candidates, effectively integrate newly acquired businesses or achieve expected profitability from acquisitions.

Part of our growth strategy is to increase our revenue and the markets that we serve through the acquisition of additional businesses. We are actively considering certain acquisitions and will likely consider others. There can be no assurance that suitable candidates for acquisitions can be identified or, if suitable candidates are identified, that acquisitions can be completed on acceptable terms, if at all. Even if suitable candidates are identified, any future acquisitions may entail a number of risks that could adversely affect our business and the market price of our common stock, including the integration of the acquired operations, diversion of management's attention, risks of entering markets in which we have limited experience, adverse short-term effects on our reported operating results, the potential loss of key employees of acquired businesses and risks associated with unanticipated liabilities.

We may use common stock to pay for acquisitions. If the owners of potential acquisition candidates are not willing to receive common stock in exchange for their businesses, our acquisition prospects could be limited.

Future acquisitions could also result in accounting charges, potentially dilutive issuances of equity securities and increased debt and contingent liabilities, including liabilities related to unknown or undisclosed circumstances, any of which could have a material adverse effect on our business and the market price of our common stock.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been and may continue to be volatile.

The trading prices of many newly publicly-traded companies are highly volatile. Since our initial public offering in August 2006 through March 4, 2010, the closing sale price of our common stock as reported by the Nasdaq Global Market has ranged from a low of $1.92 on March 2, 2009 to a high of $18.69 on October 9, 2007.

Certain factors may continue to cause the market price of our common stock to fluctuate, including:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in market valuations of similar companies;
- success of competitive products or services;
- changes in our capital structure, such as future issuances of debt or equity securities;
- announcements by us, our competitors, our clients or our suppliers of significant products or services, contracts, acquisitions or strategic alliances;
- regulatory developments in the United States or foreign countries;
- litigation involving our company, our general industry or both;
- additions or departures of key personnel;
- investors' general perception of us; and
- changes in general economic, industry and market conditions.

In addition, as a result of the current economic crisis, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. The current economic environment has negatively affected demand for our services. If any of the foregoing occurs, it could cause our stock price to fall.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if these analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our quarterly results are difficult to predict and may vary from quarter to quarter, which may result in our failure to meet the expectations of investors and increased volatility of our stock price.

The continued use of our services by our clients depends, in part, on the business activity of our clients and our ability to meet their cost saving needs, as well as their own changing business conditions. The time between our payment to the supplier of a print job and our receipt of payment from our clients varies with each print job and client. In addition, a significant percentage of our revenue is subject to the discretion of our enterprise and transactional clients, who may stop using our services at any time, subject, in the case of most of our enterprise clients, to advance notice requirements. Therefore, the number, size and profitability of print jobs may vary significantly from quarter to quarter. As a result, our quarterly operating results are difficult to predict and may fall below the expectations of current or potential investors in some future quarters, which could lead to a significant decline in the market price of our stock. This may lead to volatility in our stock price. The factors that are likely to cause these variations include:

- the demand for our print procurement solution;
- the use of outsourced enterprise solutions;

- clients' business decisions regarding the quantities of printed products they purchase;
- the number, timing and profitability of our print jobs, unanticipated contract terminations and print job postponements;
- new product introductions and enhancements by our competitors;
- changes in our pricing policies;
- our ability to manage costs, including personnel costs; and
- costs related to possible acquisitions of other businesses.

Because a limited number of stockholders control a significant amount of the voting power of our common stock, investors in the Company may not be able to determine the outcome of stockholder votes.

Orange Media, LLC, the sole member of which is Elizabeth Kramer Lefkofsky, the wife of Eric P. Lefkofsky, and Richard A. Heise, Jr. beneficially owned and had the ability to exercise voting control over, in the aggregate, 22.0% of our outstanding common stock as of December 31, 2009. In addition, New Enterprise Associates 11, Limited Partnership and various affiliates of New Enterprise Associates 11 beneficially owned, and had the ability to exercise voting control over, in the aggregate, 15.6% of our outstanding common stock as of December 31, 2009. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions. Without the consent of these stockholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other stockholders. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with controlling stockholders.

We do not currently intend to pay dividends, which may limit the return on your investment in us.

We have not declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

If our board of directors authorizes the issuance of preferred stock, holders of our common stock could be diluted and harmed.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to establish the preferred stock's voting powers, preferences and other rights and qualifications without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power and dividend liquidation rights of the holders of common stock. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is possible that we may need to raise capital through the sale of preferred stock in the future.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Properties

Our principal executive offices are located in Chicago, Illinois. We also maintain sales offices in New York, New Jersey, California, Hawaii, Michigan, Minnesota, Texas, Pennsylvania, Ohio, Georgia, Wisconsin, Missouri and the United Kingdom. We believe that our facilities are generally suitable to meet our needs for the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth. We conduct our business from the properties listed below, all of which are leased. The terms of the leases vary and have expiration dates ranging from April 21, 2010 to November 21, 2021. As of December 31, 2009, we conducted our business from the following properties:

Location	Use
Chicago, Illinois	Corporate Headquarters
Aurora, Illinois	Business Development and Warehousing
Des Plaines, Illinois	Business Development
New York, New York	Business Development and Warehousing
East Brunswick, New Jersey	Business Development and Warehousing
Roseville, California	Business Development
Monterey, California	Business Development and Warehousing
Grover Beach, California	Business Development
Irvine, California	Business Development and Warehousing
Santa Clara, California	Business Development
San Rafael, California	Business Development and Warehousing
Honolulu, Hawaii	Business Development
Grand Rapids, Michigan	Business Development
Medina, Minnesota	Business Development and Warehousing
Cincinnati, Ohio	Business Development and Warehousing
Plano, Texas	Business Development and Warehousing
Blue Bell, Pennsylvania	Business Development and Warehousing
Atlanta, Georgia	Business Development
Greenville, Wisconsin	Business Development and Warehousing
Kansas City, Missouri	Business Development
Birmingham, United Kingdom	Business Development

Item 3. ***Legal Proceedings***

We are not a party to any legal proceedings that we believe would have a material adverse effect on our business, financial condition or operating results.

Item 4. ***Reserved***

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is listed and has been traded on the Nasdaq Global Market under the symbol "INWK" since August 16, 2006. Prior to that time there was no public market for our common stock. The following table sets forth the high and low closing sales prices for our common stock as reported by the Nasdaq Global Market for each of the periods listed.

	High	Low
2008		
First Quarter	$16.20	$11.10
Second Quarter	$15.00	$11.92
Third Quarter	$13.23	$10.36
Fourth Quarter	$10.38	$ 4.83
2009		
First Quarter	$ 6.59	$ 1.92
Second Quarter	$ 6.86	$ 3.98
Third Quarter	$ 6.23	$ 4.10
Fourth Quarter	$ 6.36	$ 4.62

Holders

As of March 4, 2010, there were 72 holders of record of our common stock. The holders of our common stock are entitled to one vote per share.

Dividends

We currently do not intend to pay any dividends on our common stock. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

In May 2008, our Board of Directors authorized a new stock repurchase program allowing us to repurchase up to $50 million of our outstanding shares of common stock, exclusive of any fees, commissions or other expenses directly related to such repurchases, either: (1) in the open market (including through block purchases or tender offers), (2) through transactions in certain instruments or agreements that may be characterized as derivatives or (3) through privately-negotiated transactions, through December 31, 2009.

The following table provides information about purchases we made during the quarter ended December 31, 2008 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act. No shares were repurchased during the year ended December 31, 2009.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1, 2008 through October 31, 2008	724,233	$9.67	724,233	$15,800,000
November 1, 2008 through November 31, 2008	—	—	—	$15,800,000
December 1, 2008 through December 31, 2008	—	—	—	$15,800,000

Item 6. *Selected Financial Data*

The following table presents selected consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes.

	Years ended December 31,				
	2005	2006	2007	2008	2009
	(in thousands, except per share amounts)				
Consolidated statements of operations data:					
Revenue	$76,870	$160,515	$288,431	$419,017	$400,447
Cost of goods sold	61,272	123,970	215,043	314,996	301,672
Gross profit	15,598	36,545	73,388	104,021	98,775
Selling, general and administrative expenses	10,606	22,675	47,982	79,655	81,288
Depreciation and amortization	388	1,030	2,216	4,761	8,031
Income from operations	4,604	12,840	23,190	19,605	9,456
Other income (expense)	(29)	775	2,671	6,445	(439)
Minority interest income (expense)	58	—	—	—	—
Total other income (expense)	29	775	2,671	6,445	(439)
Income before income taxes	4,633	13,615	25,861	26,050	9,017
Income tax expense	—	(5,335)	(3,357)	(10,097)	(2,708)
Net income	4,633	8,280	22,504	15,953	6,309
Dividends on preferred shares	(762)	(1,409)	—	—	—
Net income applicable to common stockholders	$ 3,871	$ 6,871	$ 22,504	$ 15,953	$ 6,309
Net income per share of common stock:					
Basic	$ 0.12	$ 0.22	$ 0.47	$ 0.34	$ 0.14
Diluted	$ 0.12	$ 0.21	$ 0.45	$ 0.32	$ 0.13
Shares used in per share calculations:					
Basic	31,010	31,712	47,459	47,137	45,535
Diluted	32,707	39,372	49,964	49,141	47,157
Other data:					
Adjusted EBITDA(1)	5,079	14,432	26,467	26,559	19,969
Enterprise clients(2)	69	92	116	143	172
Employees and independent contractors(3)	154	312	567	761	667
Reconciliation of adjusted EBITDA to net income:					
Adjusted EBITDA	$ 5,079	$ 14,432	$ 26,467	$ 26,559	$ 19,969
Depreciation and amortization	(388)	(1,030)	(2,216)	(4,761)	(8,031)
Stock compensation expense	(87)	(562)	(1,061)	(2,193)	(2,482)
Total other income (expense)	29	775	2,671	6,445	(439)
Income tax expense	—	(5,335)	(3,357)	(10,097)	(2,708)
Net income	$ 4,633	$ 8,280	$ 22,504	$ 15,953	$ 6,309

(1) Adjusted EBITDA, which represents income from operations with the addition of depreciation and amortization and stock compensation expense, is considered a non-GAAP financial measure under SEC regulations. We present this measure as supplemental information to help investors better understand trends in our business results over time. Our management team uses adjusted EBITDA to evaluate the performance of our business. Adjusted EBITDA is not equivalent to any measure of performance required to be reported under GAAP, nor should this data be considered an indicator of our overall financial performance and liquidity. Moreover, the adjusted EBITDA definition we use may not be comparable to similarly titled measures reported by other companies.

(2) Reflects number of enterprise clients determined as of the last day of the applicable period.

(3) Reflects the number of employees and independent contractors as of the last day of the applicable period.

	As of December 31,				
	2005	2006	2007	2008	2009
			(in thousands)		
Consolidated balance sheet data:					
Cash and cash equivalents(4)	$ 2,963	$ 20,613	$ 26,716	$ 4,012	$ 2,904
Working capital(4)(6)	5,322	30,313	50,694	54,172	56,157
Total assets(4)	26,685	113,510	206,833	253,822	267,158
Line of credit(4)	2,924	—	—	—	—
Revolving credit facility(7)	—	—	—	42,590	46,385
Capital leases	393	296	215	268	137
Convertible redeemable preferred shares(4)(5)	5,008	—	—	—	—
Total members' equity/stockholders' equity(4)(5)	1,252	81,455	147,445	133,738	147,050

(4) In connection with our initial public offering in August 2006, we raised approximately $47.8 million, net of underwriting discounts, preference payments, dividend payments, professional fees, and repayment of outstanding indebtedness under our line of credit. In connection with our follow-on offering in January 2007, we raised approximately $37.8 million, net of underwriting discounts, commissions and offering related expenses.

(5) In connection with our initial public offering in August 2006, all outstanding Class A Common Shares and Class B, D, E Preferred Shares were exchanged for common shares.

(6) Working capital represents accounts receivable, unbilled revenue, inventories and prepaid expenses, offset by accounts payable and accrued expenses.

(7) In 2008, we entered into a credit agreement with JPMorgan Chase Bank, N.A. to fund acquisitions and for general working capital purposes.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this Annual Report on Form 10-K. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly under the heading "Risk Factors."

Overview

We are a leading provider of print and promotional procurement solutions to corporate clients across a wide range of industries. We combine the talent of our employees with our proprietary technology, extensive supplier base and domain expertise to procure, manage and deliver printed products as part of a comprehensive outsourced enterprise solution. Our technology is designed to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain to obtain favorable pricing and to deliver high-quality products and services for our clients.

Our proprietary software applications and database, PPM4™, create a fully-integrated solution that stores, analyzes and tracks the production capabilities of our supplier network, as well as quote and price data for each bid we receive and print job we execute. As a result, we believe PPM4™ contains one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. We leverage our technology to match each print job with the supplier that is optimally suited to meet the client's needs at a highly competitive price. Our procurement managers use PPM4™ to manage the print procurement process from end-to-end.

Through our supplier base of over 8,000 suppliers, we offer a full range of print, fulfillment and logistics services that allows us to procure printed products on virtually any substrate. The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill all of the print procurement needs of our clients. By leveraging our technology platform, our clients are able to reduce overhead costs, redeploy internal resources and obtain favorable pricing and service terms. In addition, our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide basis provides our clients with greater visibility and control of their print expenditures.

We maintain sales offices in Illinois, New York, New Jersey, California, Hawaii, Michigan, Minnesota, Ohio, Texas, Pennsylvania, Georgia, Wisconsin, Missouri and the United Kingdom. We believe the opportunity exists to expand our business into new geographic markets. Our objective is to continue to increase our sales in the major print markets in the United States and Europe. We intend to hire or acquire more account executives within close proximity to these large markets. In addition, given that the print industry is a global business, over time we intend to evaluate opportunities to access attractive markets outside the United States.

Revenue

We generate revenue through the sale of printed products to our clients. Our revenue was $288.4 million, $419.0 million and $400.4 million in 2007, 2008 and 2009, respectively, reflecting growth rates of 79.7%, 45.3% and (4.4)% in 2007, 2008 and 2009, respectively, as compared to the corresponding prior year. Our revenue is generated from two different types of clients: enterprise and transactional. Enterprise jobs usually involve higher dollar amounts and volume than our transactional jobs. We categorize a client as an enterprise client if we have a contract with the client for the provision of printing services on a recurring basis; if the client has signed an open-ended purchase order, or a series of related purchase orders; or if the client has enrolled in our e-stores program, which enables the client to make online purchases of printing services on a recurring basis. We categorize all other clients as transactional. We enter into contracts with our enterprise clients to provide some or a specific portion of their printed products on a recurring basis. Our contracts with enterprise clients generally have an open-ended term subject to termination by either party upon prior notice ranging from 90 days to twelve months.

Several of our enterprise clients have outsourced substantially all of their recurring print needs to us. We provide printed products to our transactional clients on an order-by-order basis. As of December 31, 2007, 2008 and 2009, we had 116, 143 and 172 enterprise clients, respectively. For the years ended December 31, 2007, 2008 and 2009, enterprise clients accounted for 62%, 64% and 66% of our revenue, respectively, while transactional clients accounted for 38%, 36% and 34% of our revenue, respectively.

Our revenue consists of the prices paid by our clients for printed products. These prices, in turn, reflect the amounts charged to us by our suppliers plus our gross profit. Our gross profit margin, in the case of some of our enterprise clients, is fixed by contract or, in the case of transactional clients, is negotiated on a job-by-job basis. Once either type of client accepts our pricing terms, the selling price is established and we procure the product for our own account in order to re-sell it to the client. We take full title and risk of loss for the product upon shipment. The finished product is typically shipped directly from our supplier to a destination specified by our client. Upon shipment, our supplier invoices us for its production costs and we invoice our client.

Our revenue from enterprise clients tends to generate lower gross profit margins than our revenue from transactional clients because the gross profit margins established in our contracts with large enterprise clients are generally lower than the gross profit margins we typically realize in our transactional business. Although our enterprise revenue generates lower gross profit margins, our enterprise business tends to be as profitable as our transactional business on an operating profit basis because the commission expense associated with enterprise jobs is generally lower.

Cost of Goods Sold and Gross Profit

Our cost of goods sold consists primarily of the price at which we purchase products from our suppliers. Our selling price, including our gross profit, in the case of some of our enterprise jobs, is based on a fixed gross margin established by contract or, in the case of transactional jobs, is determined at the discretion of the account executive or procurement manager within predetermined parameters. Our gross margins on our enterprise jobs are typically lower than our gross margins on our transactional jobs. As a result, our cost of goods sold as a percentage of revenue for our enterprise jobs is typically higher than those for our transactional jobs. Our gross profit for 2007, 2008 and 2009 was $73.4 million, $104.0 million and $98.8 million, respectively.

Operating Expenses and Income from Operations

Our selling, general and administrative expenses consist of commissions paid to our account executives, compensation costs for our management team and procurement managers as well as compensation costs for our finance and support employees, public company expenses, and corporate systems, legal and accounting, facilities and travel and entertainment expenses. Selling, general and administrative expenses as a percentage of revenue were 16.6%, 19.0% and 20.3% in 2007, 2008 and 2009, respectively. The increase in 2009 as a percentage of revenue compared to 2008 is the result of a decrease in revenue due to poor macroeconomic conditions in 2009 and an increase in the fixed portion of our general and administrative expenses.

We accrue for commissions when we recognize the related revenue. Some of our account executives receive a monthly draw to provide them with a more consistent income stream. The cash paid to our account executives in advance of commissions earned is reflected as a prepaid expense on our balance sheet. As our account executives earn commissions, a portion of their commission payment is withheld and offset against their prepaid commission balance, if any. Our prepaid commission balance was $1.3 million as of December 31, 2007, $2.5 million as of December 31, 2008 and $4.9 million as of December 31, 2009.

We agree to provide our clients with printed products that conform to the industry standard of a "commercially reasonable quality," and our suppliers in turn agree to provide us with products of the same quality. In addition, the quotes we execute with our clients include customary industry terms and conditions that limit the amount of our liability for product defects. Product defects have not had a material adverse effect on our results of operations.

We are required to make payment to our suppliers for completed print jobs regardless of whether our clients make payment to us. Our bad debt expense was approximately $300,000, $4.1 million and $1.3 million in 2007, 2008 and 2009, respectively.

Our income from operations for 2007, 2008 and 2009 was $23.2 million, $19.6 million and $9.5 million, respectively.

Critical Accounting Policies

Revenue Recognition

Revenue is recognized when the product is shipped from a third party to the customer, which is when title transfers. In accordance with ASC 605-45-45, *Revenue Recognition, Principal Agent Considerations and Other Presentation Matters,* we recognize revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because we bear the risks and benefits associated with revenue-generated activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery and returns; and (5) marketing our products, among other things.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identified assets of businesses acquired. In accordance with ASC 350, *Intangibles—Goodwill and Other*, goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or if certain circumstances indicate a possible impairment may exist. We evaluate recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value for the reporting unit is compared to its book value, including goodwill. If the fair value of the reporting unit is less than the book value, a second step is performed, which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. As a result of the 2009 analysis performed, no impairment charges were required. As of December 31, 2009, our goodwill balance was $77.9 million.

ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values, and reviewed for impairment when impairment indicators exist. Our intangible assets consist of customer lists, trade names, noncompete agreements and patents. Our customer lists are being amortized over their estimated weighted-average useful lives of approximately fourteen years over the period we expect to receive economic benefit. Our noncompete agreements, trade names and patents are being amortized on the straight-line basis over their estimated weighted-average useful lives. As of December 31, 2009, the net balance of our intangible assets was $24.4 million.

Fair Value of Financial Instruments

We account for our financial assets and financial liabilities that are measured at fair value within the financial statements in accordance with ASC 820, *Fair Value Measurements and Disclosure*. ASC 820 requires enhanced disclosures about assets and liabilities measured at fair value. The adoption of ASC 820 did not have a material impact on our fair value measurements. As of December 31, 2009, our financial assets primarily relate to our auction rate securities and available-for-sale securities.

We utilize the market approach to measure fair value for our financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

ASC 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on observable or unobservable inputs to valuation techniques that are used to measure fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:

- Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable and market-corroborated inputs, which are derived principally from or corroborated by observable market data.
- Level 3: Inputs that are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

As of December 31, 2009, our investment in student loan auction-rate securities is our only Level 3 asset. The fair values of these securities are estimated utilizing a discounted cash flow analysis. This analysis considers, among other items, the collateral underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction.

In accordance with ASC 825, *Financial Instruments*, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, we have elected to apply the fair value option to a put option relating to our auction-rate securities.

Stock-Based Compensation

Since January 1, 2006, the Company has accounted for nonvested equity awards in accordance with ASC 718, Compensation—Stock Compensation. Compensation expense is based on the difference, if any, on the grant date between the estimated fair value of the Company stock and the exercise price of the options to purchase that stock. The compensation expense is then amortized over the vesting period of the stock options. All stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed annually and as actual forfeitures occur.

Using the Black-Scholes option valuation model we recorded $2.2 million and $2.5 million in compensation expense, including $0.8 million and $1.0 million in compensation expense related to restricted common share grants, in 2008 and 2009, respectively.

Results of Operations

The following table sets forth our consolidated statements of income data for the periods presented as a percentage of our revenue:

	Years ended December 31,		
	2007	2008	2009
Consolidated statements of income data:			
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	74.6	75.2	75.3
Gross profit	25.4	24.8	24.7
Selling, general and administrative expenses	16.6	19.0	20.3
Depreciation and amortization	0.8	1.1	2.0
Income from operations	8.0	4.7	2.4
Other income (expense)	0.9	1.5	(0.1)
Income before income taxes	8.9	6.2	2.3
Income tax expense	(1.1)	(2.4)	(0.7)
Net income	7.8%	3.8%	1.6%

Comparison of years ended December 31, 2009 and 2008

Revenue

Our revenue decreased by $18.6 million, or 4.4%, from $419.0 million in 2008 to $400.4 million in 2009. The decrease in revenue reflects a decrease in both our enterprise and transactional business. Our revenue from enterprise clients decreased by $2.3 million, or 0.9%, from $267.7 million in 2008 to $265.4 million in 2009. As of December 31, 2009, we had 172 enterprise clients under contract compared to 143 enterprise clients under contract as of December 31, 2008. The decline in enterprise revenue is comprised of $51.6 million of new account revenue offset by same customer declines due to poor macroeconomic conditions in 2009. Our revenue from transactional clients decreased by $16.2 million, or 10.7%, from $151.3 million in 2008 to $135.0 million in 2009. The decline in transactional revenue is due to poor macroeconomic conditions in 2009.

Cost of goods sold

Our cost of goods sold decreased by $13.3 million, or 4.2%, from $315.0 million in 2008 to $301.7 million in 2009. The decrease reflects the revenue decline during 2009. Our cost of goods sold as a percentage of revenue increased slightly from 75.2% in 2008 to 75.3% in 2009.

Gross Profit

Our gross profit as a percentage of revenue, which we refer to as gross margin, decreased from 24.8% in 2008 to 24.7% in 2009. The decrease is primarily the result of a higher concentration of our business coming from enterprise clients, which generate lower gross margins.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $1.6 million, or 2.0%, from $79.7 million in 2008 to $81.3 million in 2009. As a percentage of revenue, selling, general and administrative expenses increased from 19.0% in 2008 to 20.3% in 2009. The increase in 2009 as a percentage of revenue compared to 2008 is primarily the result of lower revenue due to poor macroeconomic conditions in 2009 and an increase in the fixed portion of our general and administrative expenses.

Depreciation and amortization

Depreciation and amortization expense increased by $3.3 million, or 68.7%, from $4.8 million in 2008 to $8.0 million in 2009. The increase in depreciation expense is primarily attributable to purchases of computer hardware and software, equipment and furniture and fixtures as well as amortization of capitalized costs of computer software for internal use. The increase in amortization expense is a result of the amortization of the intangible assets acquired in connection with our acquisitions.

Income from operations

Income from operations decreased by $10.1 million, or 51.8%, from $19.6 million in 2008 to $9.5 million in 2009. As a percentage of revenue, income from operations decreased from 4.7% in 2008 to 2.4% in 2009. The decrease in income from operations as a percentage of revenue is a result of a decrease in our gross profit margin as well as an increase in our selling, general and administrative expenses and depreciation and amortization expenses as a percentage of revenue.

Other income and expense

Other income and expense decreased by $6.9 million, or 106.8%, from other income of $6.4 million in 2008 to other expense of $439,000 in 2009. The significant decrease is due to the gain on the sales in 2008 of a portion of the shares we hold in Echo Global Logistics, Inc., a related party. The gains on the sales were $6.1 million in 2008 and $0.8 million in 2009.

Adjusted EBITDA

Adjusted EBITDA, which represents income from operations with the addition of depreciation and amortization and stock based compensation, decreased by $6.6 million, or 24.8%, from $26.6 million at December 31, 2008 to $20.0 million at December 31, 2009. The decrease is primarily the result of a decrease in income from operations, offset by an increase in depreciation and amortization.

Provision for income taxes

Provision for income taxes decreased by $7.4 million, or 73.2%, from $10.1 million in 2008 to $2.7 million in 2009. In 2008, the provision for federal and state income taxes was $10.1 million, resulting in an effective tax rate of 38.8%. In 2009, the provision for federal and state income taxes was $2.7 million, resulting in an effective tax rate of 30.0%. The decrease in the effective tax rate for the year ended December 31, 2009 is due to the recognition of a research and development (R&D) tax credit resulting from our capitalized internally developed software costs.

Net income

Net income decreased by $9.6 million, or 60.4%, from $16.0 million in 2008 to $6.3 million in 2009. Net income as a percentage of revenue decreased from 3.8% in 2008 to 1.6% in 2009. The decrease in net income as a percentage of revenue is due to an increase in our cost of goods sold, selling, general, and administrative expenses, and depreciation and amortization expenses as a percentage of revenue, offset by lower income taxes.

Comparison of years ended December 31, 2008 and 2007

Revenue

Our revenue increased by $130.6 million, or 45.3%, from $288.4 million in 2007 to $419.0 million in 2008. Our revenue growth reflects an increase in both our enterprise and transactional business. Our revenue from enterprise clients increased by $87.5 million, or 48.6%, from $180.2 million in 2007 to $267.7 million in 2008. As of December 31, 2008, we had 143 enterprise clients under contract compared to 116 enterprise clients under contract as of December 31, 2007. The increase in our enterprise business is the result of more deeply penetrating our existing enterprise accounts and adding new enterprise accounts during the year. Our revenue from transactional clients increased by $43.1 million, or 39.8%, from $108.2 million in 2007 to $151.3 million in 2008. This increase in revenue is largely the result of our ongoing efforts to hire or acquire experienced sales executives with existing books of business, which helped, in turn, drive this transactional business growth. We increased our number of account executives by 59, or 26.7%, from 221 as of December 31, 2007 to 280 as of December 31, 2008.

A component of our revenue during 2008 came from the five acquisitions made during the year. Adding these operations to our existing business contributed $64.0 million of revenue in 2008. Additionally, our 2008 revenue includes 6% of organic growth. Our 2008 organic revenue growth illustrates our gain in market share in a reduced print spend environment.

Cost of goods sold

Our cost of goods sold increased by $100.0 million, or 46.5%, from $215.0 million in 2007 to $315.0 million in 2008. The increase reflects the revenue growth during 2008. Our cost of goods sold as a percentage of revenue increased from 74.6% in 2007 to 75.2% in 2008. The increase in cost of goods sold as a percentage of revenue is a result of our enterprise business generating lower gross profit as 64% of our revenue was generated through enterprise revenue in 2008 compared to 62% in 2008. Also contributing to the increase are new and not fully integrated acquisitions with lower margins with respect to which we have not fully leveraged our technology, supplier certification and sourcing processes.

Gross Profit

Our gross profit as a percentage of revenue, which we refer to as gross margin, decreased from 25.4% in 2007 to 24.8% in 2008. The decrease is primarily the result of a higher concentration of our business coming from enterprise clients, which generate lower gross margins, and new and not fully integrated acquisitions with lower gross margins with respect to which we have not fully leveraged our technology, supplier certification and sourcing processes.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $31.7 million, or 66.0%, from $48.0 million in 2007 to $79.7 million in 2008. As a percentage of revenue, selling, general and administrative expenses increased from 16.6% in 2007 to 19.0% in 2008. The increase in 2008 as a percentage of revenue compared to 2007 is primarily the result of an increase of $3.5 million in our bad debt reserve and decreased revenue due to poor macroeconomic conditions in the fourth quarter of 2008.

Depreciation and amortization

Depreciation and amortization expense increased by $2.6 million, or 114.8%, from $2.2 million in 2007 to $4.8 million in 2008. The increase in depreciation expense is primarily attributable to purchases of computer hardware and software, equipment and furniture and fixtures as well as capitalization of costs of computer software for internal use. The increase in amortization expense is a result of the amortization of the intangible assets acquired in connection with our acquisitions.

Income from operations

Income from operations decreased by $3.6 million, or 15.5%, from $23.2 million in 2007 to $19.6 million in 2008. As a percentage of revenue, income from operations decreased from 8.0% in 2007 to 4.7% in 2008. The decrease in income from operations as a percentage of revenue is a result of a decrease in our gross profit margin as well as an increase in our selling, general and administrative expenses and depreciation and amortization expenses as a percentage of revenue.

Other income and expense

Other income and expense increased by $3.8 million, or 141.3%, from $2.7 million in 2007 to $6.4 million in 2008. The significant increase is due to the sale of a portion of the shares we hold in Echo Global Logistics, Inc., a related party. In May 2008, we sold 500,000 shares of common stock in Echo to a related party for $4.7 million in net cash and, in September 2008, we sold 150,000 shares of common stock in Echo to another related party for $1.5 million in net cash. The gain on the sales was $6.1 million for the year ended December 31, 2008.

Provision for income taxes

Provision for income taxes increased by $6.7 million, or 200.7%, from $3.4 million in 2007 to $10.1 million in 2008. In 2007, the provision for federal and state income taxes was $3.4 million, resulting in an effective tax rate of 13.0%. In 2008, the provision for federal and state income taxes was $10.1 million, resulting in an effective tax rate of 38.8%. The increase in effective tax rate is the result of the 2007 reversal of the $6.6 million valuation allowance recorded initially in January 2006. Excluding the reversal of the $6.6 million valuation allowance, the 2007 effective tax rate would have been 38.5%. Periodically, we reviewed the continuing need for the valuation allowance based on the factors existing at the time of review. We evaluated this valuation allowance as of December 31, 2007 and determined that the full valuation allowance was no longer needed.

Net income

Net income decreased by $6.6 million, or 29.1%, from $22.5 million in 2007 to $16.0 million in 2008. Net income as a percentage of revenue decreased from 7.8% in 2007 to 3.8% in 2008. The decrease in net income as a percentage of revenue is due to an increase in our cost of goods sold, selling, general and administrative expenses, depreciation and amortization expenses, and income tax expense as a percentage of revenue, offset by the gain on the sales of Echo shares.

Quarterly Results of Operations

The following table represents unaudited statement of operations data for our most recent eight fiscal quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three months ended							
	Mar. 31, 2008	Jun. 30, 2008 (1)(4)	Sept. 30, 2008 (2)(5)	Dec. 31, 2008 (3)(6)	Mar. 31, 2009(7)	Jun. 30, 2009	Sept. 30, 2009	Dec. 31, 2009
	(unaudited) (in thousands, except per share amounts)							
Revenue	$87,192	$105,346	$122,016	$104,462	$94,277	$100,098	$98,206	$107,866
Gross profit	21,568	25,778	29,475	27,200	23,010	24,740	24,902	26,124
Net income	3,858	6,105	5,679	311	248	2.147	1,730	2,184
Net income per share:								
Basic	$ 0.08	$ 0.13	$ 0.12	$ 0.01	$ 0.01	$ 0.05	$ 0.04	$ 0.05
Diluted	$ 0.08	$ 0.12	$ 0.12	$ 0.01	$ 0.01	$ 0.05	$ 0.04	$ 0.05

(1) The Company acquired etrinsic in May 2008 and financial results of this acquisition are included in the Consolidated Financial Statements beginning May 1, 2008.

(2) The Company acquired Marketing-Out-of-the-Box and MediaLink Creative Solutions in July 2008 and financial results of these acquisitions are included in the Consolidated Financial Statements beginning July 1, 2008. The Company acquired Mikam Graphics in August 2008 and financial results of this acquisition are included in the Consolidated Financial Statements beginning August 1, 2008.

(3) The Company acquired Origen Partners in October 2008 and financial results of this acquisition are included in the Consolidated Financial Statements beginning October 1, 2008.

(4) The Company sold 500,000 shares of common stock in Echo Global Logistics, Inc. in May 2008 for $4.7 million in net cash.

(5) The Company sold 150,000 shares of common stock in Echo Global Logistics, Inc. in September 2008 for $1.5 million in net cash.

(6) The decrease in net income for the three months ended December 31, 2008 is primarily the result of an increase in the Company's bad debt reserve and a decrease in revenue due to poor macroeconomic conditions in the fourth quarter of 2008.

(7) The Company made acquisitions during the first quarter of 2009 which are not material individually or in the aggregate. Financial results of these acquisitions are included in the Consolidated Financial Statements for the three months ended March 31, 2009.

Impact of Inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2007, 2008 or 2009.

Liquidity and Capital Resources

At December 31, 2009, we had $2.9 million of cash and cash equivalents and $23.5 million in short-term investments, which includes approximately $8.0 million in available-for-sale securities and $15.5 million in auction-rate securities. In October 2008, we entered into an agreement with UBS regarding our outstanding auction-rate securities. Under the agreement, we have the right to sell all our outstanding auction-rate securities back to UBS at their par value. The agreement allows us to exercise this right starting June 30, 2010, and the right will expire June 30, 2012. As a result of this agreement, our auction-rate securities are classified as short-term investments at December 31, 2009.

Operating Activities. Cash provided by (used in) operating activities primarily consists of net income adjusted for certain non-cash items including depreciation and amortization and the effect of changes in working capital and other activities. Cash provided by operating activities in 2009 was $14.2 million and primarily reflected net income of $6.3 million and $14.4 million of non-cash items offset by $6.5 million used to fund working capital and other activities. The most significant impact on working capital and other activities consisted of a decrease in accounts receivable and unbilled revenue of $10.4 million, offset by a decrease in income tax payable of $9.0 million, a decrease in customer deposits of $3.6 million and an increase in prepaid and other of $3.6 million.

In 2008, cash provided by operating activities was $12.1 million and primarily reflected net income of $16.0 million and $3.4 million of non-cash items offset by $7.3 million used to fund working capital and other activities. The most significant impact on working capital and other activities consisted of a decrease in accounts receivable and unbilled revenue of $5.8 million offset by an increase in accounts payable of $9.2 million.

Investing Activities. Cash used in investing activities in 2009 of $18.9 million was attributable to $12.8 million of earn-out payments made in connection with our acquisitions and capital expenditures of $7.2 million, offset by proceeds of $850,000 from the sale of a portion of our Echo investment.

In 2008, cash used in investing activities of $45.4 million was attributable to $48.3 million of earn-out payments made in connection with our 2007 and 2008 acquisitions and capital expenditures of $5.4 million, offset by proceeds of $6.1 million from the sales of a portion of our Echo investment and proceeds of $2.1 million from the sale of marketable securities.

Financing Activities. Cash provided by financing activities in 2009 of $3.8 million was primarily attributable to the $3.8 million of additional borrowings under our revolving credit facility.

In 2008, cash provided by financing activities of $9.8 million was primarily attributable to the $42.6 million of borrowings under our revolving credit facility and $1.5 million from the tax benefit of options exercised, offset by $34.3 million used for the repurchase of approximately 3.0 million shares of our outstanding common stock.

We have a $75.0 million revolving credit facility with JPMorgan Chase Bank, N.A that matures on May 21, 2011. We had $46.4 million in outstanding borrowings under this facility as of December 31, 2009. Outstanding borrowings under the revolving credit facility are guaranteed by our material domestic subsidiaries and interest is payable at the adjusted LIBOR rate or the alternate base rate, as elected by us. The terms of the revolving credit facility include various covenants, including covenants that require us to maintain a maximum leverage ratio and a minimum interest coverage ratio. As of December 31, 2009, we were not in violation of any of these various covenants. Outstanding borrowings may be used for general corporate and working capital purposes of the Company and our subsidiaries in the ordinary course of business, for permitted acquisitions, for capital expenditures and for restricted payments, including the repurchase of shares of our common stock, as permitted pursuant to the terms of the agreement.

We will continue to utilize cash to fund acquisitions of or make strategic investments in complementary businesses and to expand our sales force. Although we can provide no assurances, we believe that our available cash and cash equivalents and amounts available under our revolving credit facility should be sufficient to meet our working capital and operating expenditure requirements for the foreseeable future. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Contractual Obligations

As of December 31, 2009, we had the following contractual obligations:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)				
Accounts payable	$ 53,916	$53,916	$ —	$ —	$ —
Capital lease obligations	146	132	14	—	—
Operating lease obligations	31,564	4,737	9,837	6,700	10,290
Revolving credit facility	46,385	—	46,385	—	—
Due to seller	1,725	1,725	—	—	—
Total	$133,736	$60,510	$56,236	$6,700	$10,290

This table does not include contingent obligations related to any acquisitions as these payments are payable contingent upon the achievement of future performance measures not known at this time. See Note 2 "*Summary of Significant Accounting Policies—Acquisitions*."

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-6, *Improving Disclosures About Fair Value Measurements*, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This ASU is effective for the first quarter of 2010, except for the requirement to provide level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on the Company's consolidated results of operations or financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Commodity Risk

We are dependent upon the availability of paper, and paper prices represent a substantial portion of the cost of our products. The supply and price of paper depend on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather. We believe a 10% increase in the price of paper would not have a significant effect on the Company's consolidated statements of income or cash flows, as these costs are generally passed through to our clients.

Interest Rate Risk

We have exposure to changes in interest rates on our revolving credit facility. Interest is payable at the adjusted LIBOR rate or the alternate base. Assuming the $75.0 million revolving credit facility was fully drawn, a 1.0% increase in the interest rate would increase our annual interest expense by $750,000. The terms of the revolving credit facility include various covenants, including covenants that require us to maintain a maximum leverage ratio and a minimum interest coverage ratio. Outstanding borrowings may be used for general corporate and working capital purposes in the ordinary course of business, for permitted acquisitions, for capital expenditures and for restricted payments, including the repurchase of shares of our common stock, as permitted pursuant to the terms of the agreement.

Our interest income is sensitive to changes in the general level of U.S. interest rates, in particular because all of our investments are in cash equivalents and marketable securities.

Foreign Currency Risk

A portion of our sales and earnings are attributable to operations conducted outside of the United States. The United States dollar value of sales and earnings of these operations varies with currency exchange rate fluctuations. We believe a 10% fluctuation in the currency exchange rate would not have a significant effect on the Company's consolidated statements of income or cash flows.

We do not use derivative financial instruments.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

INNERWORKINGS, INC.:

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The financial statements were prepared by management, which is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework.

Based on management's assessment using those criteria, as of December 31, 2009, management believes that the Company's internal controls over financial reporting are effective.

Ernst & Young, LLP, independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 and the Company's internal control over financial reporting as of December 31, 2009. Their reports are presented on the following pages.

InnerWorkings, Inc.
March 8, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of InnerWorkings, Inc.

We have audited the accompanying consolidated balance sheets of InnerWorkings, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InnerWorkings, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InnerWorkings Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, IL
March 8, 2010

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
of InnerWorkings, Inc.

We have audited InnerWorkings, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). InnerWorkings, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, InnerWorkings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Innerworkings, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of InnerWorkings, Inc. and our report dated March 8, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, IL
March 8, 2010

InnerWorkings, Inc.

Consolidated Balance Sheets

	December 31, 2008	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 4,011,855	$ 2,903,906
Short-term investments	—	23,541,199
Accounts receivable, net of allowance for doubtful accounts of $5,045,059 and $4,634,848, respectively	73,628,112	72,565,814
Unbilled revenue	27,802,667	20,189,900
Inventories	7,539,870	8,749,266
Prepaid expenses	9,257,086	11,399,560
Advances to related parties	28,283	36,458
Deferred income taxes	1,881,354	—
Other current assets	6,171,916	7,355,447
Total current assets	130,321,143	146,741,550
Property and equipment, net	8,112,656	10,833,712
Intangibles and other assets:		
Goodwill	68,176,168	77,905,703
Intangible assets, net of accumulated amortization of $3,274,425 and $6,802,217, respectively	20,652,370	24,364,784
Long-term investments	15,824,697	—
Deposits	458,270	445,575
Investment	84,375	—
Deferred income taxes	9,664,474	6,540,933
Other assets	528,163	325,799
	115,388,517	109,582,794
Total assets	$253,822,316	$267,158,056
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable-trade	$ 54,084,430	53,915,750
Advances from related parties	53,176	56,940
Current maturities of capital lease obligations	123,040	117,582
Revolving credit facility	42,589,679	—
Due to seller	684,178	1,725,000
Customer deposits	6,777,265	3,145,329
Other liabilities	5,656,103	7,826,441
Deferred income taxes	—	1,014,372
Income tax payable	9,342,516	—
Accrued expenses	628,907	2,832,256
Total current liabilities	119,939,294	70,633,670
Revolving credit facility	—	46,384,586
Capital lease obligations, less current maturities	144,993	19,506
Other long-term liabilities	—	3,070,278
Total liabilities	120,084,287	120,108,040
Stockholders' equity:		
Common stock, par value $0.0001 per share, 45,344,448 and 45,628,685 shares were issued and outstanding as of December 31, 2008 and December 31, 2009, respectively	453	456
Additional paid-in capital	167,729,745	170,330,891
Treasury stock at cost	(74,307,200)	(74,307,200)
Accumulated other comprehensive income	816,045	5,217,425
Retained earnings	39,498,986	45,808,444
Total stockholders' equity	133,738,029	147,050,016
Total liabilities and stockholders' equity	$253,822,316	$267,158,056

See accompanying notes to the consolidated financial statements.

InnerWorkings, Inc.

Consolidated Statements of Income

	Years ended December 31,		
	2007	2008	2009
Revenue	$288,431,279	$419,016,715	$400,447,044
Cost of goods sold	215,043,482	314,995,872	301,671,851
Gross profit	73,387,797	104,020,843	98,775,193
Operating expenses:			
Selling, general, and administrative expenses	47,981,962	79,654,824	81,287,702
Depreciation and amortization	2,215,543	4,760,819	8,030,772
Income from operations	23,190,292	19,605,200	9,456,719
Other income (expense):			
Gain on sale of investment	—	6,098,159	746,259
Interest income	2,266,515	853,902	411,688
Interest expense	(56,260)	(683,423)	(1,281,654)
Other, net	460,861	175,925	(315,497)
Total other income (expense)	2,671,116	6,444,563	(439,204)
Income before taxes	25,861,408	26,049,763	9,017,515
Income tax expense	3,357,334	10,096,668	2,708,057
Net income	$ 22,504,074	$ 15,953,095	$ 6,309,458
Basic earnings per share	$ 0.47	$ 0.34	$ 0.14
Diluted earnings per share	$ 0.45	$ 0.32	$ 0.13

See accompanying notes to the consolidated financial statements.

InnerWorkings, Inc.

Consolidated Statements of Stockholders' Equity

	Common Stock		Treasury Stock		Additional Paid-in-Capital	Accumulated Other Compre hensive Income (Loss)	Retained Earnings	Total
	Shares	Amount	Shares	Amount				
Balance at January 1, 2007	44,014,319	$440	8,134,184	$(40,000,000)	$120,432,502	$ (20,245)	$ 1,041,817	$ 81,454,514
Net income	—	—	—	—	—	—	22,504,074	22,504,074
Other comprehensive income:								
Unrealized gain on marketable securities	—	—	—	—	—	64,588	—	64,588
Total other comprehensive income						64,588		64,588
Total comprehensive income								22,568,662
Proceeds from sale of public offering	3,000,000	30	—	—	37,127,313	—	—	37,127,343
Issuance of common stock upon exercise of stock options	968,441	10	—	—	624,756	—	—	624,766
Tax benefit derived from stock option exercise	—	—	—	—	4,608,212	—	—	4,608,212
Stock based compensation expense	—	—	—	—	1,061,582	—	—	1,061,582
Balance at December 31, 2007	47,982,760	$480	8,134,184	$(40,000,000)	$163,854,365	$ 44,343	23,545,891	147,445,079
Net income	—	—	—	—	—	—	15,953,095	15,953,095
Other comprehensive income:								
Unrealized loss on marketable securities	—	—	—	—	—	(69,926)	—	(69,926)
Foreign currency translation adjustment	—	—	—	—	—	841,628	—	841,628
Total other comprehensive income						771,702		771,702
Total comprehensive income								16,724,797
Issuance of common stock upon exercise of stock options	404,817	4			228,920	—	—	228,924
Purchase of treasury shares	(3,043,129)	(31)	3,043,129	(34,307,200)	—	—	—	(34,307,231)
Tax benefit derived from stock option exercises	—	—	—	—	1,453,634	—	—	1,453,634
Stock based compensation expense	—	—	—	—	2,192,826	—	—	2,192,826
Balance at December 31, 2008	45,344,448	$453	11,177,313	$(74,307,200)	$167,729,745	$ 816,045	$39,498,986	$133,738,029
Net income	—	—	—	—	—	—	6,309,458	6,309,458
Other comprehensive income:								
Foreign currency translation adjustment	—	—	—	—	—	(593,663)	—	(593,663)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	4,995,043	—	4,995,043
Total other comprehensive income						4,401,380		4,401,380
Total comprehensive income								10,710,838
Issuance of common stock upon exercise of stock options	284,237	3	—	—	98,907	—	—	98,910
Tax benefit derived from stock option exercises	—	—	—	—	21,080	—	—	21,080
Stock based compensation expense	—	—	—	—	2,481,159	—	—	2,481,159
Balance at December 31, 2009	45,628,685	$456	11,177,313	$(74,307,200)	$170,330,891	$5,217,425	$45,808,444	$147,050,016

See accompanying notes to consolidated financial statements.

InnerWorkings, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2007	2008	2009
Cash flows from operating activities			
Net income	$ 22,504,074	$ 15,953,095	$ 6,309,458
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred income taxes	(5,700,010)	(1,000,518)	3,100,696
Noncash stock compensation expense	1,061,582	2,192,826	2,481,159
Depreciation and amortization	2,215,543	4,760,819	8,030,772
Deferred financing amortization	9,581	(526,574)	196,365
Gain on sale of investment	—	(6,098,159)	(746,259)
Bad debt provision	299,706	4,110,842	1,291,727
Change in assets, net of acquisitions:			
Accounts receivable and unbilled revenue	(27,331,104)	5,763,286	10,379,817
Inventories	(925,966)	431,414	(1,201,320)
Prepaid expenses and other	2,657,455	(5,208,731)	(3,639,560)
Change in liabilities, net of acquisitions:			
Accounts payable	13,059,337	(9,188,905)	(1,619,641)
Advances from related parties	(24,838)	(66,498)	(4,411)
Customer deposits	3,903,062	(39,346)	(3,631,936)
Income tax payable	—	—	(9,007,997)
Accrued expenses and other	(3,672,817)	1,009,568	2,262,991
Net cash provided by operating activities	8,055,605	12,093,119	14,201,861
Cash flows from investing activities			
Purchases of property and equipment	(2,431,804)	(5,405,161)	(7,165,423)
Proceeds from sale of investment	—	6,138,784	850,000
Proceeds from sale (purchase) of marketable securities	(7,930,657)	2,080,377	196,651
Payments for acquisitions, net of cash acquired	(33,868,975)	(48,252,227)	(12,829,238)
Net cash used in investing activities	(44,231,436)	(45,438,227)	(18,948,010)
Cash flows from financing activities			
Principal payments on capital lease obligations	(81,195)	(165,760)	(144,432)
Net borrowings from revolving credit facilitiy	—	42,589,679	3,794,907
Payments for share repurchase	—	(34,307,231)	—
Issuance of shares	37,752,109	228,924	98,910
Tax benefit of stock options exercised	4,608,212	1,453,634	21,080
Net cash provided by financing activities	42,279,126	9,799,246	3,770,465
Effect of exchange rate changes on cash and cash equivalents	—	841,478	(132,265)
Increase (decrease) in cash and cash equivalents	6,103,295	(22,704,384)	(1,107,949)
Cash and cash equivalents, beginning of period	20,612,944	26,716,239	4,011,855
Cash and cash equivalents, end of period	$ 26,716,239	$ 4,011,855	$ 2,903,906
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	56,260	683,423	1,281,654
Cash paid for income taxes	4,263,621	5,868,330	9,372,807
Non-cash investing activity			
Purchase payments accrued for Brown + Partners acquisition	—	684,178	1,725,000
Non-cash financing activity			
Unrealized gain (loss) on available-for-sale securities	64,588	(69,926)	4,995,043

See accompanying notes to consolidated financial statements.

1. Description of the Business

InnerWorkings, Inc. (the Company) is a leading provider of managed print and promotional procurement solutions to corporate clients across a wide range of industries. By integrating the talent of the Company's employees with its proprietary technology, an extensive supplier base and domain expertise, the company procures, manages and delivers printed products as part of a comprehensive outsourced enterprise solution.

The Company is organized and managed as a single business segment, print procurement services, and is viewed as a single operating segment by the chief operating decision maker for purposes of resource allocation and assessing performance.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of InnerWorkings, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results can differ from those estimates.

Foreign Currency Translation

The functional currency for the Company's foreign operations is the local currency. Assets and liabilities of these operations are translated into U.S. currency at the rates of the exchange at the balance sheet date. The resulting translation adjustments are included in accumulated other comprehensive income, a separate component of stockholders' equity. Income and expense items are translated at average monthly rates of exchange. Realized gains and losses from foreign currency transactions were not material.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation, including the reclassification of the revolving credit facility to non-current liabilities at December 31, 2009.

The Company had included income tax payable of $9,342,516 in accrued expenses on the balance sheet at December 31, 2008. As this liability was significant to the Company's total liabilities, the Company concluded to reclassify the December 31, 2008 income tax payable balance to a separate line item within the balance sheet.

Recently Adopted Accounting Pronouncements

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) approved the FASB Accounting Standards Codification ("ASC" or "the Codification") as the single source of authoritative nongovernmental GAAP. The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic and supersedes all existing U.S. accounting standards. All other accounting literature not included in the Codification, excluding guidance from the Securities Exchange Commission, is considered non-authoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Company implemented the Codification as of September 30, 2009 and changed the referencing of authoritative accounting literature to conform to the Codification.

2. Summary of Significant Accounting Policies (Continued)

Business Combinations

In December 2007, the FASB issued revised guidance for the accounting for business combinations. The revised guidance, which is now part of ASC 805, *Business Combinations* (ASC 805), significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Among the more significant changes in the accounting for acquisitions are the following:

- Contingent consideration is recorded at fair value as an element of purchase price with subsequent adjustments recognized in operations. Contingent consideration was previously accounted for as a subsequent adjustment of purchase price.
- Subsequent decreases in valuation allowances on acquired deferred tax assets are recognized in operations after the measurement period. Such changes were previously considered to be subsequent changes in consideration and were recorded as changes in goodwill.
- Transaction costs are expensed. These costs were previously treated as costs of the acquisition.

In April 2009, the FASB issued revised guidance for recognizing and measuring pre-acquisition contingencies in a business combination. Under the revised guidance, which is now part of ASC 805, pre-acquisition contingencies are recognized at their acquisition-date fair value if a fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined during the measurement period, a contingency is to be recognized if it is probable that an asset existed or liability had been incurred at the acquisition date and the amount can be reasonably estimated.

The Company adopted the revised guidance on January 1, 2009 and has accounted for all business acquisitions made subsequent to January 1, 2009 in accordance with this guidance.

Subsequent Events

In June, 2009, the FASB issued guidance for subsequent events which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires disclosure of the date through which an entity has evaluated subsequent events and whether that was the date the financial statements were issued or available to be issued. In February 2010, the FASB revised the guidance to remove the requirement for SEC filers to disclose the date through which the subsequent events evaluation has been completed. The guidance became effective for the Company on June 30, 2009 and has been adopted, as revised, without material impact on its consolidated financial statements.

Fair Value of Financial Instruments

The Company accounts for its financial assets and liabilities that are measured at fair value within the financial statements in accordance with ASC 820, *Fair Value Measurements and Disclosure* (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The guidance also provides a one-year deferral of the effective date for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. In accordance with this interpretation, the Company has only applied ASC 820 with respect to its financial assets and liabilities that are measured at fair value within the financial statements as of January 1, 2008. The Company's investments in cash equivalents, auction-rate securities and available-for-sale securities are carried at fair value. See Notes 8 and 9 for additional information on fair value measurements.

2. Summary of Significant Accounting Policies (Continued)

In accordance with ASC 825, *Financial Instruments* (ASC 825), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, the Company has elected to apply the fair value option to a put option relating to its auction-rate securities (refer to Note 7 for more information on auction-rate securities).

Revenue Recognition

Revenue is recognized when title transfers, which occurs when the product is shipped either from a third party to the customer or shipped directly from our warehouse to the customer. Unbilled revenue relates to shipments that have been made to customers for which the related account receivable has not yet been billed.

In accordance with ASC 605-45-45, *Revenue Recognition, Principal Agent Considerations and Other Presentation Matters,* the Company recognizes revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because it bears the risks and benefits associated with revenue-generated activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery and returns; and (5) marketing the products, among other things.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. Invoices require payment within 30 to 90 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices past due 90 days are considered delinquent. Interest is not accrued on outstanding balances.

The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Fully reserved receivables are reviewed on a monthly basis and uncollectible accounts are written off when all reasonable collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by first-in, first-out method, and represents the lower of replacement cost or estimated realizable value. Inventories consist of purchased finished goods.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives, by asset class, are as follows:

Computer equipment and software	3 years
Furniture and fixtures	5 years

2. Summary of Significant Accounting Policies (Continued)

Leasehold improvements are depreciated using the straight-line method over the shorter of their estimated useful lives or the terms of the related leases.

Internal Use Software

In accordance with ASC 350-40, *Intangibles—Goodwill and Other, Internal-Use Software,* certain costs incurred in the planning and evaluation stage of internal use computer software are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized internal use software costs are depreciated over the expected economic life of three to five years using the straight-line method. Capitalized internal use software asset depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $730,638, $1,698,134 and $3,427,460, respectively. At December 31, 2008 and 2009, the net book value of internal use software costs were $5,288,892 and $8,521,350, respectively.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with ASC 350, *Intangibles—Goodwill and Other*, goodwill is not amortized, but instead is tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. The Company evaluates the recoverability of goodwill using a two-step impairment test. For goodwill impairment test purposes, the Company has one reporting unit. In the first step, the fair value for the Company is compared to its book value including goodwill. In the case that the fair value is less than the book value, a second step is performed which compares the implied fair value of goodwill to the book value of goodwill. The fair value for the goodwill is determined based on the difference between the fair value of the Company and the net fair values of the identifiable assets and liabilities. If the implied fair value of the goodwill is less than the book value, the difference is recognized as an impairment. Absent any interim indicators of impairment, the Company has elected to test for goodwill impairment during the fourth quarter of each year, and as a result of the 2009 analysis performed, no impairment charges were required.

The following is a summary of the goodwill balance as of December 31:

Balance as of December 31, 2007	$ 30,522,709
Goodwill acquired related to 2008 acquisitions	31,418,436
Finalization of purchase accounting for 2007 and 2006 acquisitions	6,235,023
Balance as of December 31, 2008	$ 68,176,168
Goodwill acquired related to 2009 acquisitions	6,237,945
Finalization of purchase accounting for prior year acquisitions	3,491,590
Balance as of December 31, 2009	$ 77,905,703

In accordance with ASC 350, *Intangibles—Goodwill and Other,* the Company amortizes its intangible assets with finite lives over their respective estimated useful lives and reviews for impairment whenever impairment indicators exist. The Company's intangible assets consist of customer lists, noncompete agreements, trade names and patents. The Company's customer lists are being amortized over their estimated weighted-average useful lives of approximately fourteen years over the period the Company expects to receive economic benefit. The Company's noncompete agreements, trade names and patents are being amortized on the straight-line basis over their estimated weighted-average useful lives of approximately four years, twelve years and ten years, respectively.

2. Summary of Significant Accounting Policies (Continued)

The following is a summary of the intangible assets as of December 31:

	2008	2009	Weighted-Average Life
Customer lists	$19,431,484	$26,589,715	14.3 years
Noncompete agreements	1,027,655	1,077,349	3.9 years
Trade names	3,467,656	3,467,656	12.4 years
Patents	—	32,281	10.0 years
	23,926,795	31,167,001	
Less accumulated amortization	(3,274,425)	(6,802,217)	
Intangible assets, net	$20,652,370	$24,364,784	

Amortization expense related to these intangible assets was $885,860, $1,762,727 and $3,527,792 for the years ended December 31, 2007, 2008 and 2009, respectively.

The estimated amortization expense for the next five years is as follows:

2010	$ 2,880,666
2011	2,495,891
2012	2,288,681
2013	2,157,748
2014	2,003,721
Thereafter	12,538,077
	$24,364,784

Acquisitions

The Company made several acquisitions in 2009, none of which were material individually or in the aggregate. At December 31, 2009, the purchase price allocations for the Company's 2009 acquisitions are preliminary and subject to change as more detailed analysis are completed and additional information about the fair value of assets and liabilities becomes available.

During 2009, the finalization of purchase accounting for 2008 acquisitions and contingent earn-out payments related to acquisitions made prior to 2009 resulted in an increase in goodwill of $3,491,590. The increase is the result of earn-out payments made of $8,505,919, of which $7,305,919 related to 2008 acquisitions and $1,200,000 related to acquisitions made prior to 2008. The increase in goodwill is also the result of an earn-out liability of $1,725,000, effect of foreign exchange of $117,701 and additional acquisition costs of $61,332. This increase in goodwill is offset by a decrease in working capital of $186,343, decrease in net assets of $358,093 and by adjustments made to 2008 acquisition purchase price allocations which resulted in an additional $6,373,926 being allocated to intangibles, with a corresponding reduction to goodwill.

In connection with certain of the Company's acquisitions, contingent consideration is payable in cash upon the achievement of certain performance measures over future periods. For acquisitions prior to December 31, 2008, contingent consideration payments will be recorded as additional purchase price. The Company paid $8,520,977 and $8,505,919 related to these agreements in the year ended December 31, 2008 and 2009, respectively. Total remaining potential contingent payments under these agreements amount to $35,995,868 as of

2. Summary of Significant Accounting Policies (Continued)

December 31, 2009. For the acquisitions occurring subsequent to January 1, 2009, the Company has estimated and recorded potential contingent consideration as an increase in purchase price. At December 31, 2009, the Company has recorded $4,618,217 in contingent consideration. Any future adjustments related to the acquisitions occurring after January 1, 2009 to the valuation of contingent consideration will be recorded in the Company's results from operations.

As of December 31, 2009, the potential maximum contingent payments are payable in the years as follows:

2010	$ 17,880,873
2011	12,248,658
2012	10,484,554
	$ 40,614,085

Shipping and Handling Costs

Shipping and handling costs are classified in cost of sales in the consolidated statements of income.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

The Company adopted the provisions of ASC 740, *Income Taxes*, on January 1, 2007. The Company did not have any unrecognized tax benefits at adoption and there was no effect on the Company's financial condition or results of operations as a result of implementing ASC 740. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As the date of the adoption of ASC 740, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest or penalties related to tax benefits recognized for the year ended December 31, 2009. The Company does not believe it is reasonably possible that these amounts will change by a significant amount in the next twelve months.

Based on the Company's evaluation, it was concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The evaluation was performed for the tax years ended December 31, 2007, 2008 and 2009, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2009.

Advertising

Costs of advertising, which are expensed as incurred by the Company, were $175,337, $397,106 and $133,458 for each of the years ended December 31, 2007, 2008 and 2009, respectively.

Comprehensive Income

At December 31, 2008, the Company's other comprehensive income balance of $16,724,797 was made up on net income of $15,953,095 and foreign currency translation adjustment of $841,628, offset by an unrealized

2. Summary of Significant Accounting Policies (Continued)

loss on marketable securities of $69,926. At December 31, 2009, the Company's other comprehensive income balance of $10,710,838 was made up of net income of $6,309,458 and an unrealized gain on available-for-sale securities of $4,995,043, offset by a decrease in foreign currency translation adjustment of $593,663.

Stock-Based Compensation

Since January 1, 2006, the Company has accounted for nonvested equity awards in accordance with ASC 718, *Compensation-Stock Compensation*. Compensation expense is based on the difference, if any, on the grant date between the estimated fair value of the Company stock and the exercise price of the options to purchase that stock. The compensation expense is then amortized over the vesting period of the stock options. All stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed annually and as actual forfeitures occur.

The Company issued 86,000, 1,467,172 and 251,542 options during the years ended December 31, 2007, 2008 and 2009, respectively. In addition, the Company granted 50,500, 358,539 and 112,433 shares of nonvested shares to employees during the years ended December 31, 2007, 2008 and 2009, respectively. Using the Black-Scholes option valuation model and the assumptions listed below, the Company recorded $1,061,582, $2,192,826 and $2,481,159, including $19,933, $801,986 and $997,585 in compensation expense related to nonvested shares, for the years ended December 31, 2007, 2008 and 2009, respectively. All stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed at least quarterly and as actual forfeitures occur. At December 31, 2008 and 2009, the forfeiture rate was 3% and 9%, respectively.

The following assumptions were utilized in the valuation for options granted in 2008 and 2009:

	2008	2009
Dividend yield	— %	— %
Risk-free interest rate	2.92%-3.77%	2.92%-3.77%
Expected life	7 years	7 years
Volatility(1)	33.5 %	47.5 %

(1) Volatility percentage increased from 33.5% to 47.5% effective for all grants issued subsequent to October 1, 2009.

3. Property and Equipment

Property and equipment at December 31, 2008 and 2009 consisted of the following:

	2008	2009
Computer equipment	$ 1,822,100	$ 1,903,132
Software, including internal use software	8,081,032	14,815,438
Furniture and fixtures	1,791,295	2,036,297
Leasehold improvements	1,145,715	850,403
	12,840,142	19,605,270
Less accumulated depreciation	4,727,486	8,771,558
	$ 8,112,656	$10,833,712

Depreciation expense was $1,329,683, $2,862,294, and $4,617,724, for the years ended December 31, 2007, 2008, and 2009, respectively. Depreciation expense includes amortization of office furniture under capital leases of $70,254 for each of the years ended December 31, 2008 and 2009.

4. Revolving Credit Facility

On May 21, 2008, the Company entered into a Credit Agreement with JPMorgan Chase, N.A that matures on May 21, 2011. The Credit Agreement provides for a senior secured revolving credit facility in an initial aggregate principal amount of up to $75.0 million. Outstanding borrowings under the revolving credit facility are guaranteed by the Company's material domestic subsidiaries. The Company's obligations under the Credit Agreement and such domestic subsidiaries' guaranty obligations are secured by substantially all of their respective assets. Interest is payable at the adjusted LIBOR rate or the alternate base rate, as elected by the Company. The terms of the revolving credit facility include various covenants, including covenants that require the Company to maintain a maximum leverage ratio and a minimum interest coverage ratio. As of December 31, 2009, the Company was not in violation of any of these various covenants. The borrowings may be used for general corporate and working capital purposes of the Company and its subsidiaries in the ordinary course of business, for permitted acquisitions, for capital expenditures and for restricted payments, including the repurchase of shares of the Company's common stock, as permitted pursuant to the terms of the agreement. The Company had outstanding borrowings of $42.6 million and $46.4 million which were classified as current and noncurrent on the Company's balance sheet as of December 31, 2008 and 2009, respectively.

5. Commitments and Contingencies

Lease Commitments

During 2008, the Company assumed contractual operating lease obligations through acquisitions, which consisted primarily of operating leases for office space. The Company also has various capital leases that are collateralized by the respective underlying assets for furniture and fixtures that may be purchased for a nominal amount upon expiration of the leases at various dates through December 2011. Monthly payments range from $580 to $6,516. The cost and accumulated depreciation of the capital leases included in furniture and fixtures at December 31, 2009 was $491,779 and $329,470, respectively. Amortization of the related assets is included in depreciation and amortization in the accompanying statements of income.

The Company recognizes rental expense on a straight-line basis over the term of the lease. The total rent expense for the years ended December 31, 2007, 2008 and 2009 was $2,275,497, $4,284,125, and $5,705,343, respectively.

Minimum annual rental payments are as follows:

	Capital Leases	Operating Leases
2010	$132,341	$ 4,737,131
2011	14,259	5,872,382
2012	—	3,964,769
2013	—	3,438,115
2014	—	3,262,056
Thereafter	—	10,290,474
Total minimum lease payments	146,600	$31,564,927
Less amounts representing interest	9,512	
	$137,088	

6. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases.

The provision for income taxes consisted of the following components for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,		
	2007	2008	2009
Current			
Federal	$ 7,701,037	$ 8,421,367	$(1,141,099)
State	1,356,307	2,217,415	(310,040)
Foreign	—	458,404	750,869
Total current	9,057,344	11,097,186	(700,270)
Deferred			
Federal	(4,960,814)	(535,342)	2,862,659
State	(739,196)	(382,123)	561,459
Foreign	—	(83,053)	(15,791)
Total deferred	(5,700,010)	(1,000,518)	3,408,327
Income tax expense	$ 3,357,334	$10,096,668	$ 2,708,057

The provision for income taxes for the years ended December 31, 2007, 2008 and 2009 differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income because of the effect of the following items:

	Year Ended December 31,		
	2007	2008	2009
Tax expense at U.S. federal income tax rate	$ 9,051,493	$ 9,117,417	$3,156,130
State income taxes, net of federal income tax effect	1,039,314	1,211,489	456,439
Reversal of valuation allowance	(6,603,184)	—	—
Research and development credit	—	—	(671,970)
Nondeductible (benefit) expenses and other	(130,289)	(232,238)	(232,542)
Income tax expense	$ 3,357,334	$10,096,668	$2,708,057

6. Income Taxes (Continued)

At December 31, 2008 and 2009, the Company's deferred tax assets and liabilities consisted of the following:

	December 31,	
	2008	2009
Current deferred tax assets:		
Reserves and allowances	$ 2,435,691	$ 2,442,613
Other	96,160	49,951
Total current deferred tax assets	2,531,851	2,492,564
Noncurrent deferred tax assets:		
Income tax basis in excess of financial statement basis in intangible assets	10,768,868	9,885,088
Stock options	1,427,986	1,920,708
Net operating loss carryforward	312,114	741,026
Foreign tax credit carryforward	115,352	77,885
Other	55,312	26,486
Total noncurrent deferred tax assets	12,679,632	12,651,193
Total deferred tax assets	15,211,483	15,143,757
Total current deferred tax liability:		
Prepaid & other expenses	(650,497)	(588,365)
Unrealized gain on available for sale securities	—	(2,918,571)
Total current deferred tax liability	(650,497)	(3,506,936)
Noncurrent deferred tax liabilities:		
Fixed assets	(1,383,643)	(3,926,911)
Intangible assets	(1,631,515)	(2,153,154)
Other	—	(30,195)
Total noncurrent deferred tax liabilities	(3,015,158)	(6,110,260)
Total deferred tax liabilities	(3,665,655)	(9,617,196)
Net deferred tax asset	$11,545,828	$ 5,526,561
Net current deferred tax asset (liability)	$ 1,881,354	$(1,014,372)
Net noncurrent deferred tax asset	9,664,474	6,540,933
Net deferred tax asset	$11,545,828	$ 5,526,561

In connection with the purchase of CoreVision, Inc. in September 2006, the Company acquired $880,518 in net operating loss carryforwards that will expire in 2025. At December 31, 2009, $734,070 of losses remain outstanding for future use. In connection with the purchasing of Marketing-Out-of-the-Box in July 2008, the Company acquired $1,644,746 in net operating loss carryforwards that will expire in 2016. At December 31, 2009, $1,270,106 of losses remain outstanding for future use.

7. Auction Rate Securities

At December 31, 2009, the Company's short-term investments included $13,818,771 in auction-rate securities ("ARS") and $1,755,926 of the related put option.

7. Auction Rate Securities (Continued)

During February 2008, liquidity issues in the global credit markets resulted in the failure of auctions, involving substantially all of the auction-rate securities (ARS) the Company holds. In October 2008, the Company entered into an agreement with UBS regarding its outstanding ARS. Under the agreement, the Company has the right to sell all of its outstanding ARS back to UBS at par value. The agreement allows the Company to exercise this non-transferable right starting June 30, 2010 and the right will expire on July 2, 2012. UBS also has the right to buy the ARS at par value from the Company at any time. By accepting this put option, the Company demonstrated it no longer has the intent to hold the related UBS-brokered ARS until they fully recover in value (including until contractual maturity, if necessary). Therefore, the decline in the fair value of the UBS-brokered ARS below their par value as of September 30, 2008 that was previously considered a temporary unrealized loss and included in other comprehensive income was considered other-than-temporary and was included in earnings as a realized loss, in accordance with ASC 320, *Investments—Debt and Equity Securities*, for the year-ended December 31, 2008.

The Company has elected the fair value measurement option under ASC 825, *Financial Instruments* (ASC 825), for this asset. At December 31, 2009, the Company's ARS portfolio which has a par value of $15,625,000 was carried at fair value of $13,818,771, while the related put option was carried at fair value of $1,755,926. In the absence of observable market data, the Company used a discounted cash flow model to determine the estimated fair value of its ARS and related put option at December 31, 2009. Refer to Note 8 for additional information on the fair value of auction-rate securities and related put option.

8. Valuation of Equity Investments

As discussed in Note 2, Fair Value of Financial Instruments, the Company has applied ASC 820, *Fair Value Measurement and Disclosure* (ASC 820), to its financial assets and liabilities as of January 1, 2008. At December 31, 2009, the Company's financial assets primarily relate to their auction-rate securities and available-for-sale securities and are included in short-term investments. See Note 7 for additional information on auction rate securities.

The Company has classified its investment in Echo Global Logistics (Echo) as "available for sale" in accordance with ASC 320, *Investments—Debt and Equity Securities* in connection with Echo's initial public offering. The investment is stated at fair value based on market prices, with any unrealized gains and losses included as a separate component of stockholders' equity. Any realized gains and losses and interest and dividends will be included in other income. At December 31, 2009, the Company's investment in Echo which has a cost basis of $78,472 was carried at fair value of $7,966,502. The unrealized gain of $7,888,030 was included in other comprehensive income, net of tax.

9. Fair Value Measurement

ASC 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on observable or unobservable inputs to valuation techniques that are used to measure fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon its own market assumptions.

The fair value hierarchy consists of the following three levels:

- *Level 1:* Inputs are quoted prices in active markets for identical assets or liabilities.
- *Level 2:* Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable and market-corroborated inputs, which are derived principally from or corroborated by observable market data.
- *Level 3:* Inputs that are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The Company has elected to apply the fair value guidance within ASC 825, *Financial Instruments* (ASC 825), as of October 1, 2008 to a put option relating to its auction-rate securities (refer to Note 7 for more information on auction-rate securities). The Company's investments in student loan auction-rate securities and the related put option are its only Level 3 assets. The fair values of these securities and related put option are estimated utilizing a discounted cash flow analysis as of December 31, 2009. This analysis considers, among other items, the collateral underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. These securities were also compared, when possible, to other observable market data with similar characteristics to the securities held by the Company.

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis and the basis of measurement at December 31, 2009:

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Corporate commercial paper(1)	$ 272,603	$ —	$272,603	$ —
Auction rate securities(2)	13,818,771	—	—	13,818,771
Put Option(2)	1,755,926	—	—	1,755,926
Available for sale securities(2)	7,966,502	7,966,502	—	—
Total assets	$23,813,802	$7,966,502	$272,603	$15,574,697

(1) Included in cash and cash equivalents on the balance sheet.
(2) Included in short-term investments on the balance sheet.

9. Fair Value Measurement (Continued)

The following table provides a reconciliation of the beginning and ending balances for the assets measured at fair value using significant unobservable inputs (Level 3):

	Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)		
	Auction rate securities	**Put Option**	**Total**
Balance at December 31, 2008	$13,236,041	$2,588,656	$15,824,697
Sold during the period	(250,000)	—	(250,000)
Gains (losses) in investments	832,730	(832,730)	—
Balance at December 31, 2009	$13,818,771	$1,755,926	$15,574,697

10. 2008 Acquisitions

etrinsic Acquisition

In May 2008, the Company acquired etrinsic, a provider of print management services. As a result of the acquisition, the Company established a strategic presence in the United Kingdom and added fifteen sales executives and their corresponding production teams. This acquisition will continue to support the Company's geographic expansion objectives. The acquisition price was $8,321,876, including expenses directly related to the acquisition and the payment of contingent consideration of $1,397,586. In addition, there is up to approximately $2,800,000 in cash payable contingent upon the achievement of certain performance measures by etrinsic prior to April 30, 2011. Any contingent payments will be recorded as additional goodwill on the Company's balance sheet. As the Company acquired the stock of etrinsic, there will be no goodwill deductible for tax purposes. The consolidated financial statements include the financial results of this acquisition beginning May 1, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

Accounts receivable	$ 7,517,821
Property and equipment	283,319
Other current assets	441,413
Customer list	2,853,424
Trade name	957,656
Noncompete agreement	357,655
Goodwill	5,537,216
Accounts payable	(5,152,878)
Accrued expenses	(1,762,264)
Other liabilities assumed	(2,711,486)
Net purchase price	$ 8,321,876

MediaLink Creative Solutions Acquisition

In July 2008, the Company acquired MediaLink Creative Solutions, a provider of print services including the procurement and production management of printed and promotional products and related warehousing and

10. 2008 Acquisitions (Continued)

fulfillment functions, located in Wisconsin. As a result of the acquisition, the Company established a strategic presence in the Wisconsin print market. This acquisition will continue to support the Company's geographic expansion objectives. The acquisition price was $8,647,373, including expenses directly related to the acquisition and the payment of contingent consideration of $1,250,000 in 2009. In addition, there is up to an additional $2,500,000 in cash payable contingent on the achievement of certain performance measures by MediaLink Creative Solutions by July 31, 2011. As of December 31, 2009, all goodwill will be deductible for tax purposes. The consolidated financial statements include the financial results of this acquisition beginning on July 1, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

Current assets (including cash acquired of $262,819)	$1,437,899
Inventories	1,758,724
Property and equipment	106,502
Customer list	1,693,454
Goodwill	4,347,197
Accounts payable	(335,186)
Other current liabilities	(361,217)
Net purchase price	$8,647,373

Marketing-Out-of-the-Box Inc. Acquisition

In July 2008, the Company acquired Marketing-Out-of-the-Box Inc., a provider of print services including the procurement and production management of printed and promotional products, located in Illinois. As a result of the acquisition, the Company broadened its strategic presence in the suburban Chicago area print market. The acquisition price was $6,863,356, including expenses directly related to the acquisition. In addition, there is up to an additional $2,333,334 in cash payable contingent on the achievement of certain performance measures by Marketing Out-of-the-Box by June 30, 2011. As the Company acquired the stock of Marketing Out-of-the-Box, there will be no goodwill deductible for tax purposes. The consolidated financial statements include the financial results of this acquisition beginning on July 1, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

Current assets (including cash acquired of $2,430,170)	$ 3,338,084
Accounts receivable	1,033,673
Property and equipment	16,069
Customer list	1,460,497
Goodwill	2,064,383
Accounts payable	(1,028,079)
Other current liabilities	(21,271)
Net purchase price	$ 6,863,356

Mikam Graphics Acquisition

In August 2008, the Company acquired Mikam Graphics, a leader in the publishing industry that specializes in the procurement and management of printed and promotional products, located in New York. As a result of the

10. 2008 Acquisitions (Continued)

acquisition, the Company continues to expand its geographic presence in the New York area print market and added six sales executives and their corresponding production teams. This acquisition will continue to support the Company's geographic expansion objectives. The acquisition price was $15,035,127, including expenses directly related to the acquisition and the payment of contingent consideration of $2,033,333 in 2009. In addition, there is up to an additional $4,066,666 in cash payable contingent on the achievement of certain performance measures by Mikam Graphics by July 31, 2012. As of December 31, 2008, all of the goodwill will be deductible for tax purposes. The consolidated financial statements include the financial results of this acquisition beginning on August 1, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

Current assets (including cash acquired of $1,016,670)	$ 1,333,612
Accounts receivable	4,303,108
Property and equipment	8,038
Customer list	1,594,730
Goodwill	13,515,314
Accounts payable	(4,418,380)
Other current liabilities	(1,301,295)
Net purchase price	$15,035,127

Origen Partners Acquisition

In October 2008, the Company acquired Origen Partners, a leading print management firm specializing in point of purchase displays, signage and other in-store merchandising materials, located in Georgia. As a result of the acquisition, the Company continues to expand its geographic resources and added nine sales executives and their corresponding production teams. This acquisition will continue to support the Company's geographic expansion objectives. The acquisition price was $10,066,432, including expenses directly related to the acquisition and the payment of contingent consideration of $2,625,000 in 2009. In addition, there is up to an additional $11,375,000 in cash payable contingent on the achievement of certain performance measures by Origen Partners by September 30, 2012. As of December 31, 2008, all of the goodwill will be deductible for tax purposes. The consolidated financial statements include the financial results of this acquisition beginning on October 1, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

Current assets (including cash acquired of $342,179)	$ 850,445
Accounts receivable	4,965,401
Customer list	4,080,846
Goodwill	6,520,914
Accounts payable	(4,045,364)
Deferred revenue	(852,000)
Customer deposits	(613,234)
Other liabilities assumed	(840,576)
Net purchase price	$10,066,432

11. Share Repurchase Program

In May 2008, the Company's Board of Directors authorized a new stock repurchase program allowing it to repurchase up to $50 million of its outstanding shares of common stock, exclusive of any fees, commissions or other expenses related to such repurchases, either: (1) in the open market (including through block purchases or tender offers), (2) through transactions in certain instruments or agreements that may be characterized as derivatives or (3) through privately-negotiated transactions, through December 31, 2009.

For the year ended December 31, 2008, the Company repurchased approximately 3.0 million shares of common stock at an average price of $11.27 per share. Total cash consideration for the repurchased stock was $34.3 million. These repurchased shares are recorded as part of treasury stock. No shares were repurchased during the year ended December 31, 2009.

12. Earnings Per Share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from the exercise of stock options and vesting of restricted common shares. For the years ended December 31, 2008 and 2009, respectively, 1,813,653 and 2,881,108 options and restricted common shares were excluded from the calculation as these options and restricted common shares were anti-dilutive.

The computation of basic and diluted earnings per common share for the years ended December 31, 2007, 2008, and 2009, is as follows:

	Years Ended December 31,		
	2007	2008	2009
Numerator:			
Net Income	$22,504,074	$15,953,095	$ 6,309,458
Denominator:			
Denominator for basic earnings per share—weighted-average shares	47,459,481	47,137,002	45,535,357
Effect of dilutive securities:			
Employee stock options and restricted common shares	2,505,013	2,004,145	1,621,348
Denominator for dilutive earnings per share	49,964,494	49,141,147	47,156,705
Basic earnings per share	$ 0.47	$ 0.34	$ 0.14
Diluted earnings per share	$ 0.45	$ 0.32	$ 0.13

13. Stock-Based Compensation Plans

In 2006, the Company adopted the 2006 Stock Incentive Plan (the Plan). Upon adoption, the 2004 Unit Option Plan was merged into the Stock Incentive Plan and ceased to separately exist. Outstanding awards under the Unit Option Plan are now subject to the Stock Incentive Plan and no additional awards may be made under the Unit Option Plan on or after the effective date of the Stock Incentive Plan. The Plan was amended and restated effective June 2009 resulting in an increase in the maximum number of shares of common stock that

13. Stock-Based Compensation Plans (Continued)

may be issued under the plan by 1,250,000, from 2,000,000 to 3,250,000. A summary of stock option activity is as follows:

	Outstanding Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2007	4,592,001	$ 2.35	$67,880,897
Granted	1,467,172	10.28	—
Exercised	(387,894)	0.67	2,279,448
Forfeited	(186,913)	14.04	—
Outstanding at December 31, 2008	5,484,366	$ 4.19	$19,153,470
Granted	251,542	4.54	—
Exercised	(142,500)	0.70	740,490
Forfeited	(148,934)	11.31	—
Outstanding at December 31, 2009	5,444,474	$ 4.11	$15,893,388
Options vested at December 31, 2009	3,830,927	$ 2.55	$15,092,668

As of December 31, 2007, 2008 and 2009, there were 4,592,001, 5,484,366 and 5,444,474 options outstanding pursuant to the Plan, respectively. The options issued during 2007 have exercise prices ranging from $0.43 to $18.69, vest ratably from one to six years and have a weighted-average contractual life of 7.38 years. The options issued during 2008 have exercise prices ranging from $0.50 to $16.41, vest ratably from one to six years and have a weighted-average remaining contractual life of 7.13 years. The options issued during 2009 have exercise prices ranging from $2.36 to $6.86, vest ratably from immediate to five years and have a weighted-average remaining contractual life of 6.88 years.

Vested options totaled 3,316,627, 3,292,042 and 3,830,927 shares as of December 31, 2007, 2008 and 2009, respectively.

The aggregate intrinsic value of options outstanding for 2007, 2008 and 2009 was $67.9 million, $19.2 million, and $15.9 million, respectively. The aggregate intrinsic value of options exercisable for 2007, 2008, and 2009 was $54.1 million, $17.4 million and $15.1 million, respectively.

The aggregate intrinsic value of options outstanding and exercisable represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day each fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options in 2007, 2008 and 2009, respectively. These amounts change based on the fair market value of the Company's stock which was $17.26, $6.55 and $5.90 on the last business day of the years ended December 31, 2007, 2008, and 2009, respectively.

The weighted-average grant-date fair value of options granted during 2008 and 2009 was $10.28 and $4.54, respectively.

There was $5,965,946 and $3,484,787 of total unrecognized compensation costs related to the stock-based compensation granted under the Plans as of December 31, 2008 and 2009, respectively. This cost is expected to be recognized over a weighted average period of 3.46 and 2.87 years, respectively. The stock-based compensation expense recorded for fiscal 2007, 2008 and 2009 was $1,061,582, $2,192,826 and $2,481,159,

13. Stock-Based Compensation Plans (Continued)

respectively. The following table summarizes information about all stock options outstanding for the Company as of December 31, 2009:

	Options Outstanding			Options Vested	
Exercise Price	Number Outstanding	Weighted Average Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50 - $0.65	2,443,890	5.59	$ 0.51	2,443,890	$ 0.51
$1.00 - $4.92	1,500,785	6.52	$ 4.22	897,695	$ 3.76
$5.19 - $9.70	795,136	9.27	$ 6.33	231,447	$ 6.68
$11.38 - $13.32	316,870	11.20	$12.42	111,273	$12.35
$14.36 - $16.41	387,793	7.96	$14.75	146,622	$15.06
	5,444,474	6.88	$ 4.11	3,830,927	$ 2.55

Restricted Common Shares

Eligible employees receive restricted common shares as a portion of their total compensation. The restricted common shares vest over various time periods depending upon the grant, but generally vest from zero to five years and convert to common stock at the conclusion of the vesting period. The Company measures the compensation cost based on the closing market price of the Company's common stock at the grant date. There was $676,967, $3,270,044 and $1,775,466 of total unrecognized compensation costs related to the restricted common shares as of December 31, 2007, 2008 and 2009, respectively. This cost is expected to be recognized over a weighted average period of 4.91, 3.44 and 2.92 years, as of December 31, 2007, 2008 and 2009, respectively. The stock-based compensation expense for the year ended December 31, 2007, 2008 and 2009 was approximately $19,000, $802,000 and $997,585, respectively.

	Outstanding Restricted Common Shares	Weighted-Average Grant Date Fair Value
Nonvested Restricted Common Shares December 31, 2007	50,000	$13.80
Granted	358,539	$13.12
Vested and transferred to unrestricted common stock	(16,923)	$14.29
Forfeited	(79,350)	$14.41
Nonvested Restricted Common Shares December 31, 2008	312,266	$12.82
Granted	112,433	$ 4.53
Vested and transferred to unrestricted common stock	(149,238)	$ 9.00
Forfeited	(49,370)	$11.25
Nonvested, Restricted Common Shares December 31, 2009	226,091	$11.56

14. Significant Customer

Sales to a single customer made up approximately 12%, 9% and 8% of total revenue for the years ended December 31, 2007, 2008 and 2009, respectively. The amount included in accounts receivable for this customer at December 31, 2007, 2008 and 2009 was approximately $1.9 million, $1.2 million and $3.8 million, respectively.

15. Benefit Plans

The Company adopted a 401(k) savings plan effective February 1, 2005, covering all of the Company's employees upon completion of 90 days of service. Employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company has the right to make discretionary contributions to the plan. For the years ended December 31, 2007, 2008 and 2009, the Company did not make any contributions to the plan.

16. New Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-6, *Improving Disclosures About Fair Value Measurements*, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This ASU is effective for the first quarter of 2010, except for the requirement to provide level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Because this standard impacts disclosure requirements only, its adoption will not have any impact on the Company's consolidated results of operations or financial condition.

17. Related Party Transactions

Investment in Echo Global Logistics, Inc.

In February 2005, the Company acquired 2,000,000 shares of common stock of Echo Global Logistics, Inc. (Echo), a technology enabled transportation and logistics business process outsourcing firm, for $125,000. Echo is a related party to the Company as a majority of the members of the Company's Board of Directors have a direct and/or indirect ownership interest in Echo.

On September 25, 2009, Echo completed a one-for-two reverse stock split of all outstanding shares of its capital stock and immediately following, recapitalized all outstanding shares into newly issued shares of common stock on approximately a one-for-one basis. Echo recapitalized its outstanding capital stock in connection with its initial public offering. As of December 31, 2009, the Company owned 627,778 shares of Echo's common stock after the effects of the one-for-two reverse stock split.

The Company's investment in Echo was recorded at cost prior-to the completion of Echo's initial public offering. As of September 30, 2009, the Company has classified this investment as "available for sale" and has recorded it at fair value, which is determined based on quoted market prices (refer to Note 9 for additional information on these securities).

Agreements and Services with Related Parties

In the ordinary course, the Company also provides print procurement services to Echo. The total amount billed for such print procurement services during the years ended December 31, 2007, 2008 and 2009 were approximately $77,000, $140,000 and $68,000, respectively. In addition, Echo has provided transportation services to the Company. As consideration for these services, Echo billed the Company approximately $708,000, $2.7 million and $3.6 million for the years ended December 31, 2007, 2008 and 2009, respectively. The net amounts payable to Echo at December 31, 2008 and 2009 were $24,893 and $20,482, respectively.

In June 2006, the Company entered into a supplier rebate program with Echo, pursuant to which Echo provided the Company with an annual rebate on all freight expenditures in an amount equal to 5%. In April 2008, the Company amended the terms of the supplier rebate program, such that it receives an annual rebate on all

17. Related Party Transactions (Continued)

freight expenditures in an amount equal to 3%, plus an additional 2% if paid within 15 days. Under the supplier rebate program, the Company received approximately $12,000 and $18,000 in rebates for the years ended December 31, 2008 and 2009, respectively.

In June 2007, the Company entered into an agreement with Echo pursuant to which Echo sub-leased a portion of the Company's office space in Chicago and paid 29% of the Company's lease payments and overhead expenses relating to this space. Echo paid the Company approximately $165,000 and $232,000 in lease payments for the years ended December 31, 2007 and 2008, respectively. The agreement was terminated October 2008.

In November 2008, the Company entered into an agreement with MediaBank, LLC, pursuant to which it sub-leases a portion of the Company's office space in Chicago, and pays 29% of the Company's lease payment and overhead expense relating to this space. Five members of the Company's Board of Directors, Eric P. Lefkofsky, John R. Walter, Peter J. Barris, Jack M. Greenberg and Linda S. Wolf, are also directors of MediaBank. In addition, a majority of the members of the Company's Board of Directors have a direct and/or indirect ownership interest in MediaBank. MediaBank paid the Company approximately $169,470 in lease payments for the year ended December 31, 2009. The agreement was terminated on August 15, 2009.

In August 2009, the Company entered into an agreement with Groupon pursuant to which it sub-leases a portion of the Company's office space in Chicago, and pays $18,000 per month of the Company's lease payment and overhead expenses related to the space. Three members of the Company's Board of Directors, Eric P. Lefkofsky, John R. Walter and Peter J. Barris, are also directors of Groupon. In addition, these members have a direct and/or indirect ownership interest in Groupon. Groupon paid the Company $81,000 under this agreement for the year ended December 31, 2009.

18. Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2009			
	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter(2)
	(In thousands, except per share data)			
Net sales	$94,277	$100,098	$98,206	$107,866
Gross profit	23,010	24,740	24,902	26,124
Net income	248	2,147	1,730	2,184
Net income per share:				
Basic	$ 0.01	$ 0.05	$ 0.04	$ 0.05
Diluted	$ 0.01	$ 0.05	$ 0.04	$ 0.05

(1) The Company made acquisitions during the first quarter of 2009 which are not material individually or in the aggregate. Financial results from these acquisitions are included in the Consolidated Financial Statements beginning in March of 2009.

(2) The Company made an acquisition during the fourth quarter of 2009 which was not material to the Company's operations. Financial results from this acquisition are included in the Consolidated Financial Statements beginning December 1, 2009.

18. Quarterly Financial Data (Unaudited) (Continued)

	Year Ended December 31, 2008			
	First Quarter	Second Quarter(1)	Third Quarter(2)	Fourth Quarter(3)
	(In thousands, except per share data)			
Net sales	$87,192	$105,346	$122,016	$104,462
Gross profit	21,568	25,778	29,475	27,200
Net income	3,858	6,105	5,679	311
Net income per share:				
Basic	$ 0.08	$ 0.13	$ 0.12	$ 0.01
Diluted	$ 0.08	$ 0.12	$ 0.12	$ 0.01

(1) The Company acquired etrinsic in May 2008 and financial results of this acquisition are included in the Consolidated Financial Statements beginning May 1, 2008.

(2) The Company acquired Marketing-Out-of-the-Box and MediaLink Creative Solutions in July 2008 and financial results of these acquisitions are included in the Consolidated Financial Statements beginning July 1, 2008. The Company acquired Mikam Graphics in August 2008 and financial results of this acquisition are included in the Consolidated Financial Statements beginning August 1, 2008.

(3) The Company acquired Origen Partners in October 2008 and financial results of this acquisition are included in the Consolidated Financial Statements beginning October 1, 2008.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Expense	(Uncollectible Accounts Written Off net of Recoveries)	Other Describe	Balance at End of Period
Fiscal year ended December 31, 2009					
Allowance for doubtful accounts	$5,045,059	$1,295,592	$(1,705,803)	$ —	$4,634,848
Fiscal year ended December 31, 2008					
Allowance for doubtful accounts	$1,343,294	$4,110,842	$ (427,422)	$ 18,345	$5,045,059
Fiscal year ended December 31, 2007					
Allowance for doubtful accounts	$ 378,943	$ 299,706	$ (41,236)	$705,881(1)	$1,343,294

(1) Amount represents the increase to the allowance for doubtful accounts balance as a result of the 2007 acquisitions and adjustments to certain 2006 acquisition allowance balances.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on this evaluation, our chief executive officer and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission ("SEC") reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

As required under this Item 9A, the management report titled "Management's Assessment of Internal Control Over Financial Reporting" and the auditor's attestation report titled "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" appear on pages 34 and 36 of this Annual Report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarterly period ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Certain information required by this Item 10 relating to our directors and executive officers is incorporated by reference herein from our 2010 proxy statement to be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2009.

We have adopted a code of ethics, which is posted in the Investor Relations section on our website at *http://www.inwk.com.* We intend to include on our website any amendments to, or waivers from, a provision of the code of ethics that applies to our principal executive officer, principal financial officer, or controller that relates to any element of the code of ethics definition contained in Item 406(b) of SEC Regulation S-K.

Item 11. *Executive Compensation*

Certain information required by this Item 11 relating to remuneration of directors and executive officers and other transactions involving management is incorporated by reference herein from our 2010 proxy statement to be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2009.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information regarding securities authorized for issuance under our equity compensation plans as of December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders(1)	5,444,474	$4.11	1,316,247(2)
Equity compensation plans not approved by security holders(3)	—	—	—
Total	5,444,474	$4.11	1,316,247

(1) Includes our 2004 Unit Option Plan, which was merged with our 2006 Stock Incentive Plan.

(2) Includes shares remaining available for future issuance under our 2006 Stock Incentive Plan.

(3) There are no equity compensation plans in place not approved by our stockholders.

Certain information required by this Item 12 relating to security ownership of certain beneficial owners and management is incorporated by reference herein from our 2010 proxy statement to be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2009.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Certain information required by this Item 13 relating to certain relationships and related transactions and director independence is incorporated by reference herein from our 2010 proxy statement to be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2009.

Item 14. *Principal Accountant Fees and Services*

Certain information required by this Item 14 regarding principal accounting fees and services is incorporated by reference herein from the section entitled "Matters Concerning Our Independent Registered Public Accounting Firm" in our 2010 proxy statement to be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2009.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) (1) *Financial Statements:* Reference is made to the Index to Financial Statements and Financial Statement Schedule in the section entitled "Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report on Form 10-K.

(2) *Financial Statement Schedule:* Reference is made to the Index to Financial Statements and Financial Statement Schedule in the section entitled "Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report on Form 10-K. Schedules not listed above are omitted because they are not required or because the required information is given in the consolidated financial statements or notes thereto.

(3) *Exhibits:* Exhibits are as set forth in the section entitled "Exhibit Index" which follows the section entitled "Signatures" in this Annual Report on Form 10-K. Certain of the exhibits listed in the Exhibit Index have been previously filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated by reference.

Exhibits which are incorporated herein by reference can be inspected and copied at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at *http://www.sec.gov*.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNERWORKINGS, INC.

By: /s/ ERIC D. BELCHER
Eric D. Belcher

Title: ***Chief Executive Officer and President***

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ERIC D. BELCHER **Eric D. Belcher**	President, Chief Executive Officer and Director (principal executive officer)	March 9, 2010
/s/ JOSEPH M. BUSKY **Joseph M. Busky**	Chief Financial Officer (principal financial and accounting officer)	March 9, 2010
/s/ JOHN R. WALTER **John R. Walter**	Chairman of the Board	March 9, 2010
/s/ STEVEN E. ZUCCARINI **Steven E. Zuccarini**	Vice Chairman of the Board	March 9, 2010
/s/ JACK M. GREENBERG **Jack M. Greenberg**	Director	March 9, 2010
/s/ PETER J. BARRIS **Peter J. Barris**	Director	March 9, 2010
/s/ SHARYAR BARADARAN **Sharyar Baradaran**	Director	March 9, 2010
/s/ LINDA S. WOLF **Linda S. Wolf**	Director	March 9, 2010
/s/ CHARLES K. BOBRINSKOY **Charles K. Bobrinskoy**	Director	March 9, 2010
/s/ ERIC P. LEFKOFSKY **Eric P. Lefkofsky**	Director	March 9, 2010

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement dated as of October 2, 2008 by and among IW-Origen, LLC, Origen Partners, Inc., Michael Stoecker and Kim J. Stoecker.(7)
3.1	Second Amended and Restated Certificate of Incorporation.(1)
3.2	Amended and Restated By-Laws.(1)
4.1	Specimen Common Stock Certificate.(2)
4.3	Form of Recapitalization Agreement.(2)
10.1	InnerWorkings, LLC 2004 Unit Option Plan.(2)†
10.2	InnerWorkings, Inc. 2006 Stock Incentive Plan.(2)†
10.2A	InnerWorkings, Inc. 2006 Stock Incentive Plan, as amended and restated effective June 19, 2008.(8)†
10.3	Form of InnerWorkings Restricted Stock Award Agreement.(4)†
10.4	Form of Stock Option Award Agreement.(1)†
10.5	InnerWorkings, Inc. Annual Incentive Plan.(2)†
10.6	Employment Agreement dated as of January 2, 2008 by and between Kevin Harrell and InnerWorkings, Inc.(5)†
10.7	Agreement dated March 25, 2004 for John Walter to Become Chairman of InnerWorkings, LLC's Board of Directors, as amended.(2)†
10.8	Stock Option Grant Agreement dated October 1, 2005 between InnerWorkings, Inc. and Jack M. Greenberg.(2)†
10.9	Agreement dated as of March 14, 2008 by and between InnerWorkings, Inc. and Eric P. Lefkofsky.(13)†
10.10	Form of Indemnification Agreement.(2)
10.11	Master Services Agreement dated September 1, 2005 by and between ServiceMaster Consumer Services, L.P. and InnerWorkings, LLC.(2)
10.12	Office Space Lease dated January 1, 2006 by and between InnerWorkings, Inc. and Incorp, LLC.(2)
10.13	Office Space Lease dated November 22, 2005 by and between InnerWorkings, Inc. and Echo Global Logistics, LLC.(2)
10.14	Purchase Agreement dated May 31, 2006 by and among InnerWorkings, Inc., Jerry Freundlich, David Freundlich and Graphography, Ltd.(2)
10.15	Purchase Agreement dated as of October 11, 2006 by and among InnerWorkings, Inc., Applied Graphics, Inc. and the owners of the capital stock of Applied Graphics, Inc.(3)
10.16	Stock Purchase Agreement dated as of November 26, 2007 by and among InnerWorkings, Inc., Corporate Edge, Inc., Scott Levy, Stuart Weisenfeld and Fred Moskowitz.(6)
10.17	Referral Agreement dated October 1, 2006 between Innerworkings, Inc. and Echo Global Logistics, Inc.(1)
10.18	Amended and Restated Employment Agreement entered into as of November 14, 2008 by and between Steven E. Zuccarini and InnerWorkings, Inc.(9)†

Exhibit No.	Description
10.19	Amended and Restated Employment Agreement entered into as of November 14, 2008 by and between Eric D. Belcher and InnerWorkings, Inc.(9)†
10.20	Employment Agreement effective as of July 16, 2008 by and between Joseph Busky and InnerWorkings, Inc.(10)†
10.21	Credit Agreement, dated as of May 21, 2008, by and among InnerWorkings, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Banc of America Securities LLC, as syndication agent, J.P. Morgan Securities Inc., as sole bookrunner and sole lead arranger, and certain financial institutions that are or may from time to time become parties thereto.(11)
10.22	Pledge and Security Agreement, dated as of May 21, 2008, by and among InnerWorkings, Inc., the subsidiaries of InnerWorkings, Inc. listed therein, and JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the lenders party to the Credit Agreement.(11)
10.23	Stock Purchase Agreement dated May 7, 2008 by and between InnerWorkings, Inc. and Printworks Series E, LLC.(12)
21.1	Subsidiaries of InnerWorkings, Inc.
23.1	Consent of Ernst & Young LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to Form S-1 Registration Statement (File No. 333-139811).
(2) Incorporated by reference to Form S-1 Registration Statement (File No. 333-133950).
(3) Incorporated by reference to Current Report on Form 8-K filed on October 12, 2006.
(4) Incorporated by reference to Current Report on Form 8-K filed on January 28, 2008.
(5) Incorporated by reference to Current Report on Form 8-K filed on January 17, 2008.
(6) Incorporated by reference to Current Report on Form 8-K filed on November 27, 2007.
(7) Incorporated by reference to Current Report on Form 8-K filed on October 8, 2008.
(8) Incorporated by reference to 2008 Proxy Statement on Schedule 14A filed on May 9, 2008.
(9) Incorporated by reference to Current Report on Form 8-K filed on November 18, 2008.
(10) Incorporated by reference to Current Report on Form 8-K filed on July 8, 2008.
(11) Incorporated by reference to Current Report on Form 8-K filed on May 28, 2008.
(12) Incorporated by reference to Quarterly Report on Form 10-Q filed on May 12, 2008.
(13) Incorporated by reference to 2007 Annual Report on Form 10-K filed on March 17, 2008.
† Management contract or compensatory plan or arrangement of the Company.

Exhibit 21.1

Subsidiaries of InnerWorkings, Inc.

Name of Subsidiary	State of Organization
Applied Graphics, Inc.	Hawaii
Insight, LLC	Delaware
Graphography Limited LLC	New York
Corporate Edge, Inc.	New Jersey
Spectrum Printing Services	California
Brown + Partners, Inc	Pennsylvania
Graphic Resource Group, Inc	Minneapolis
Data Flow Media Systems LP	Texas
CoreVision, Inc.	Illinois
Origen Partners	Georgia
Marketing-Out-of-the-Box	Illinois
MediaLink Creative Solutions	Wisconsin
Mikam Graphics	New York
CSP	Ohio
etrinsic	United Kingdom

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-137173) pertaining to the InnerWorkings, Inc. 2006 Stock Incentive Plan of our reports dated March 8, 2010, with respect to the consolidated financial statements and schedule of InnerWorkings, Inc. and the effectiveness of internal control over financial reporting of InnerWorkings, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Chicago, IL
March 8, 2010

Exhibit 31.1

CERTIFICATION

I, Eric D. Belcher, certify that:

1. I have reviewed this Annual Report on Form 10-K of InnerWorkings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /S/ ERIC D. BELCHER

Eric D. Belcher
Chief Executive Officer

Date: March 9, 2010

Exhibit 31.2

CERTIFICATION

I, Joseph M. Busky, certify that:

1. I have reviewed this Annual Report on Form 10-K of InnerWorkings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ JOSEPH M. BUSKY

Joseph M. Busky
Chief Financial Officer

Date: March 9, 2010

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of InnerWorkings, Inc. (the "Company") on Form 10-K for the period ending December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Eric D. Belcher, Chief Executive Officer of the Company, and Joseph M. Busky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to our knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ ERIC D. BELCHER
Eric D. Belcher
Chief Executive Officer

By: /s/ JOSEPH M. BUSKY
Joseph M. Busky
Chief Financial Officer

Date: March 9, 2010


» Joseph M. Busky, Eric D. Belcher and Jonathan M. Shean

CORPORATE INFORMATION

BOARD OF DIRECTORS

John R. Walter
Non-Executive Chairman of InnerWorkings; Chairman of Ashlin Management Company (private investments); Retired Chairman, President and Chief Executive Officer of R.R. Donnelley & Sons Company (global printing company)

Steven E. Zuccarini
Vice Chairman and former Chief Executive Officer of InnerWorkings

Sharyar Baradaran
Chief Executive Officer and Chairman of Baradaran Ventures (private investment fund)

Peter J. Barris
Managing General Partner of New Enterprise Associates (venture capital firm focused on technology)

Eric D. Belcher
President and Chief Executive Officer of InnerWorkings

Charles K. Bobrinskoy
Vice Chairman and Director of Research, Ariel Investments (investment fund)

Jack M. Greenberg
Non-Executive Chairman of the Board of The Western Union Company (money transfer services), Retired Chairman and Chief Executive Officer of McDonald's Corporation (global foodservice retailer)

Eric P. Lefkofsky
Founder of InnerWorkings, Echo Global Logistics (transportation management outsourcing), MediaBank (media buying and analytics), and Groupon (social commerce site)

Linda S. Wolf
Retired Chairman and Chief Executive Officer of Leo Burnett Worldwide (global advertising agency)

COMMITTEES

Audit Committee
Charles K. Bobrinskoy (Chair)
Sharyar Baradaran
Peter J. Barris
John R. Walter

Compensation Committee
Jack M. Greenberg (Chair)
Sharyar Baradaran
Peter J. Barris
Charles K. Bobrinskoy
Eric P. Lefkofsky
John R. Walter
Linda S. Wolf

Nominating & Corporate Governance Committee
John R. Walter (Chair)
Sharyar Baradaran
Peter J. Barris
Jack M. Greenberg
Eric P. Lefkofsky
Linda S. Wolf

EXECUTIVE OFFICERS

Eric D. Belcher
President and Chief Executive Officer

Joseph M. Busky
Chief Financial Officer

Jan J. Sevcik
Chief Information Officer

Jonathan M. Shean
Senior Vice President, Operations

SHAREHOLDER INFORMATION

Corporate Headquarters
InnerWorkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, IL 60654
312.642.3700

Auditor
Ernst & Young LLP
Chicago, IL

Annual Meeting
InnerWorkings shareholders are invited to attend our annual meeting, which will be held Thursday, June 24, 2010, at 10:00 a.m. (CST), in the Old Chicago Room at The Chicago Club, 81 East Van Buren Street, Chicago, Illinois, 60605.

Common Stock
The Common Stock of InnerWorkings, Inc. is traded on the NASDAQ Global Market under the symbol INWK.

Transfer Agent & Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Phone: 800.522.6645
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner/isd

Shareholder Services
InnerWorkings, Inc.
Attn: Investor Relations
600 West Chicago Avenue, Suite 850
Chicago, IL 60654

Investor Relations Information
Phone: 888.201.8188
Email: investor@inwk.com
Website: www.inwk.com

DOUG KRAAY JANIS KRAMER GREGORY KRAUSE DONNA KREZA RICHARD KRIETEMEYER DANIELLE KUBIK RAYMOND KUNZMANN ELYSA KWINT
LAURA LACAMERA BRIAN LACKOWSKI MICHAEL LARSON THOMAS LAUGHLIN AMY LAWHORNE JULIA LAWRENCE CLIFFORD LEACH ERIC LEAL GENJI LECL
STEPHEN LECLAIR NICOLE LEFEVER PATRICIA LEHMANN THOMAS LEHNHAEUSER CHARLES LESHAN MARILYN LEVINE SCOTT LEVY TIM LEYD
VALARIE LIPPS KUN LIU JOHN LOADER KIM LOEFFLER SANDRA LOLLINI CHRISTOPHER LOPER ELIA LOPEZ JORGE LOPEZ LUZ LOPEZ-MOR
ROBERT LOSOFF DANIEL LUBINSKI NANCY LYNCH MICHAEL MACDANIEL DEBRA MAIZUS AUSTIN MALEY CONNIE MALONE AMY MARANO STEVE MARA
KIMBERLY MARBAN VINCENT MARINI AMY MARLAR KIMBERLY MARSHALL SHIRLEY MARTIN LEONARD MAUCELI MICHAEL MAUCERI BOB M
CATHERINE MCCARTY BRIAN MCCORMACK COLIN MCCORMACK GARY MCELROY MARY MCGINTY RICHARD MCINTYRE ASHLEY MCLOUGH
JOHN MCMURRAY KATHLEEN MEDERO MICHELLE MELCHIONE GABINA MENDEZ RAMONA MENDEZ ROSA MENDEZ PATRICIA MENOLA KIMBERLY MIDDLEBR
BRYAN MILLER STEVEN MILLER STEVEN MITTMAN NANCY MODAFFARI MELANIA MONTERO ERIN MOORE GELASIO MORALES LAURIE MOR
PARRISH MORGAN RICHARD MORGAN CINDY MORKEN JOANNE MORROW FRED MOSKOWITZ SHERRI MOSKOWITZ SUSAN MOSKOWITZ THOMAS MULH
PATI MULTER SCOTT MUMEY KATELYN MURPHY MICHAEL MURRAY SHELLEY NALEPA DAVID NEWBERGER ADAM NEWMAN INES NICOLAS BETANCO
ERIKA NIELSEN JONATHAN NIELSEN GAVINA NIETO DAVID NOACK PATRICIA NORDHAUS MICAH NORMAN MARY O'BRIEN JOHN O'CONNOR JEAN O'
SHANNON O'QUINN JEFFREY O'ROURKE RITA OBRADOVICH KEVIN ODAHOWSKI RAHA ODELFELT ERIC OLSEN MITCHELL ORFUSS CHRISTOPHER
CATHY PALPALLATOC TONIA PAPPAS SUE PEIFFER VLADIMIR PEJIC MICHELLE PELLERITO KIMBERLY PENSAMIENTO TRACY PEN
FRANCINE PEPITONE EVELIA PEREZ ALEXANDER PERROY DONALD PESCE LAUREN PESCE WADE PETERS TRAVIS PETERSEN CATHERINE PETERS
CARRIE PEZZULO JAMES PIKE DANIEL PINTO TONY PIPER CAROLE PISZKER FRANCINE POLLARO MARISA PONTIERI-WROBLESKI RANDALL PR
MICHELE PROKOTT MICHAEL PRUITT LOUIS PUCCI ZACHARY PUCCI KELLY PUGH SHAUN QUINN PEDRO QUINONES NAHRIN RADOGNA MARIA RAF
RIGOBERTO RAMIREZ RUDY RAMNATH UBALDO RAMOS RANDY RAMSEY EDUARDO RANGEL YESSENIA RAPALO JOHN RASO SHAWN REED SHELLIE R
JAMIE REGAN MAURA REGAN DAVID REILLY CAROL REKUCKI DEBRA RETOFF RAQUEL REYES MANDY REYEZ TIFFANY REYNOLDS BARBARA R
PATRICIA RICHCREEK RONDA RILEY LUOANA RISTEA GUILLERMO RIVERA MICHAEL ROBINSON MIKE ROBINSON WAYNE ROBINSON JEFF ROBIS
JOSEPH RODRIGUEZ GEORGE ROGERS DAVID ROOT DANIELLE ROSE ASHLEY ROTHWELL DANNY ROUNDTREE BARBARA RUBIN COREY RUTLE
BRENDAN RYAN LAURIE RYAN-DAVIS ILDA PAZ SALAZAR DEBRA SALLEE ROBYN SALTZMAN REBECCA SALZMAN DEBORAH SAMIN ADELINA SANC
MARGARITA SANCHEZ DONNA SANDERS LAURA SANDERS GINA SANDERSON RUBEN SANTIAGO MICHELE SAUER STACY SAULTERS TIM SAUS
JAMES SAVARESE JOHN SCHARLE LAWRENCE SCHIMEL BRIAN SCHLADITZ BARRY SCHNEIDER BENJAMIN SCHONFELD PETER SCHOTT KAY SCHREI
STEVE SCHULTZ JOHN SCULLEY MICHAEL SELVIUS LISA SERVEDIO JAN SEVCIK DONNA SHANER ALI SHASHAANI BARBARA SHAW JONATHAN SH
THOMAS SHEPARD EDWIN SHINSATO ZACHARY SIEGEL HILLARY SILVER PHILIP SIMBORG HOWARD SIMON IVY SIMON TOM SINGLETON NICHOLE SIS
GLEN SKELTON EMILY SKIBA MICHAEL SKINNER CHUCK SMEAD JEFFERY SMITH KRISTI SMITH ANDREW SNARSKI LESLEY SNOOK SHELDON SO
GREG SONDAG CRISTINA CASTRO SORIANO SUSAN SOTELO IGNACIO SOTO ALEXANDRA SOVIERO FRANK SPILLMAN RYAN SPOHN SUSAN STALLI
MATTHEW STANLEY EDWARD STARZYK JILLIAN STEFAN CANDICE STEIN CARL STEINMANN ALICJA STEPIEN JILL STERLING STEVEN STER
ANDREA STEVENS JODI STINELY MICHAEL STOECKER MICHELE STOUT ERIC STRATTON NINA STUART BETHANY SULLIVAN LUANN SWAILS VALENTINA TA
TRACI TARNOK MELINDA TAVERNA CHRISTOPHER TAYLOR WILLIAM THOMAS MIKE THOMPSON DENNIS THOMPSON ROB THOMSEN WENDY THO
HILARIA TLAPA MELISSA TOLLEFSON CARY TOLLEY CHRISTY TONEY MARYANNE TORO INGRID TORRES MARIA TOSHOA MICHAEL TROEDS
KIMBERLY TUCKER SHARON TURESK SALVATORE VACCHIO RHONDA VALENTINE JENNIFER VAN MANEN AMELI VASQUEZ TRANQUELINA VASQUEZ SID VAUG
BELEN VAZQUEZ JIMMY VEILLEUX MANDY VILLA NICHOLAS VIOLANTE JODI VOLZ MICHAEL WAGNER DANNY WEATHERSBY RACHEL WEBER LAUREN WEI
BARRY WEINSTEIN LONNIE WEISE STUART WEISENFELD BLAIR WEISS SHARON WEISS MINDI WEISSMAN THOMAS WERNER JOSEPH WES
BOBBI WHITE WILLIAM WHITMIRE CAROL WICKESBERG MINKA WIGGINS THOMAS WILES SAMUEL WILK JUDY WILLATS WAYNE WILL
CHARLES WILLIAMS MONICA WILLIAMS MELISSA WILLIAMSON ANTON WILMS KEVIN WILSON CURTIS WINTER TRAVIS WISER KATHERINE W
LARRY WITTHUS ARLENE WOLFORD ELIZABETH WOOD PAULA WOODING TIFFANY WORTHINGTON EILEEN WRIGHT PAMELA WYATT RYAN YANAGA
LAWRENCE YATSUSHIRO JON YODER CINDY ZAHNEIS BETSY ZAPLIN XIAOMING ZHU JOSHUA ZIEMKE STEVEN ZUCCARINI BRITTNEY ZWOL

On the cover: the names of InnerWorkings' nearly 700 employees



InnerWorkings
MANAGED PRINT & PROMOTIONAL SOLUTIONS


INWK
NASDAQ
LISTED

Listed on NASDAQ®
under the symbol "INWK"

InnerWorkings, Inc.
600 West Chicago Avenue | Suite 850 | Chicago, IL 60654
312.642.3700 | www.inwk.com